Exhibit 99.3

Bitfarms™

Management's Discussion & Analysis

For the year ended December 31, 2023

2023

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

1. INTRODUCTION

The following Management’s Discussion and Analysis (the “MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”) has been prepared as of March 6, 2024. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and its accompanying notes for the year ended December 31, 2023 (the “Financial Statements”). This MD&A should be read in conjunction with the Company’s Annual Information Form (“AIF”) dated March 6, 2024, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Company’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). The Company’s Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted.

Bitfarms’ management team (“Management”) is responsible for the preparation and integrity of the Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Financial Statements and MD&A, is complete and reliable.

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios and Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A for more information.

This MD&A contains forward-looking statements. Refer to the risk factors described in Section 19 - Risk Factors of this MD&A and to Section 22 - Cautionary Note Regarding Forward-Looking Statements of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in Section 25 - Glossary of Terms of this MD&A.

In this MD&A, the following terms shall have the following definitions:

Term	Definition
Q4 2023	Three months ended December 31, 2023
Q4 2022	Three months ended December 31, 2022
FY 2023	Twelve months ended December 31, 2023
FY 2022	Twelve months ended December 31, 2022

3	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

2. COMPANY OVERVIEW

Founded in 2017, Bitfarms (Nasdaq/TSX: BITF) is a global, publicly traded Bitcoin mining company. Bitfarms runs vertically integrated mining operations with an in-house management system and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day, which produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company in bitcoin (“BTC”) on a daily basis. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Bitfarms currently has 11 operating Bitcoin Mining facilities and two under development, which are situated in four countries: Canada, the United States, Paraguay and Argentina. Powered predominately by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

The Company’s ability to operate and secure power through its production sites is summarized as follows:

Country	Operating power as of March 6, 2024	Contracted power as of March 6, 2024
Canada	158 MW	179 MW	[1,2]
United States	18 MW	21 MW	[2]
Paraguay	10 MW	180 MW	[2]
Argentina	54 MW	210 MW	[2]
	240 MW	590 MW

[1]	The Company has secured the rights for 10 MW of hydro-electricity in the province of Quebec, but does not currently have an expansion plan for those 10 MW of power. Bitfarms is continuing its efforts to search for economically viable properties for the available 10 MW of hydro-electricity.

[2]	Refer to section 7 - Expansion Projects for details on the timing of the remaining MW not yet operational.

4	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

3. FINANCIAL HIGHLIGHTS

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (3)	2021 (3)
Revenues	146,366	142,428	169,491
Gross (loss) profit	(21,502)	10,518	111,120
Gross margin (1)	(15)%	7%	66%
Operating (loss) gain	(72,129)	(284,022)	63,640
Operating margin (1)	(49)%	(199)%	38%
Net (loss) income	(104,036)	(175,644)	600
Basic (loss) earnings per share	(0.40)	(0.85)	—
Diluted (loss) earnings per share	(0.40)	(0.85)	—
Gross Mining profit (2)	62,374	82,584	134,884
Gross Mining margin (2)	44%	59%	82%
Adjusted EBITDA (2)	35,085	54,686	113,540
Adjusted EBITDA margin (2)	24%	38%	67%
Total assets	378,725	343,098	542,587
Current financial liabilities	53,525	56,120	143,707
Non-current financial liabilities	—	4,093	910
Long-term debt included in financial liabilities	4,022	47,147	11,167

There have not been any distributions or cash dividends declared per share for the periods disclosed above.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

5	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

4. FOURTH QUARTER 2023 FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $46.2 million, gross profit of $1.8 million (gross margin[1] of 4%) including non-cash depreciation and amortization expense of $21.8 million, operating loss of $12.7 million (operating margin[1] of negative 28%) and net loss of $57.2 million;
●	Gross Mining profit[2] of $23.4 million (52% Gross Mining margin2); and
●	Adjusted EBITDA[2] of $14.0 million (30% Adjusted EBITDA margin2).

Operations

●	Increased hashrate from 6.1 EH/s to 6.5 EH/s, an increase of 7%, through the installation of approximately 2,300 Miners;
●	Earned 1,236 BTC at an average direct cost of $16,200 per BTC[2] or an average total cash cost of $25,200 per BTC[2] and held 804 BTC valued at approximately $34.0 million as of December 31, 2023;
●	Sold 1,135 BTC at an average price of $36,600 per BTC for total proceeds of $41.6 million, a portion of which was used to repay equipment-related indebtedness and pay capital expenditures; and
●	Entered into a prepaid contract for the months of November 2023 through April 2024 with the Company’s Argentinian private power producer to receive power at the Rio Cuarto facility at the rate of 2.1 cents per kWh plus value added tax.

Expansions

●	Initiated a transformative fleet upgrade with the placement of a firm purchase order for 35,888 Bitmain T21 Miners and secured an option to purchase 28,000 additional T21 Miners with expected deliveries in 2024.

Argentina

●	Installed approximately 600 new MicroBT M50 WhatsMiner Miners and 200 new Bitmain S19j Pro+ Antminer Miners, which increased capacity to 54 MW and added approximately 0.1 EH/s to the Rio Cuarto facility, bringing its total hashrate to approximately 1.6 EH/s.

Canada

●	Energized an additional 6 MW in Baie-Comeau, Quebec, completing the first phase of the facility and increasing the total operating capacity to 11 MW; and
●	Started the construction of the second 11 MW phase of the Baie-Comeau facility.

Paraguay

●	Finalized an amendment to the existing contract for an additional 20 MW of hydro power capacity to support the expansion at the Paso Pe facility, bringing the facility’s total hydro power capacity to 70 MW.

Financing

●	Paid down $5.9 million in equipment-related indebtedness, reducing the total outstanding balance to $4.0 million as of December 31, 2023;
●	Raised $40.6 million in net proceeds through the closing of a private placement; and
●	Initiated the Synthetic HODL™ strategy with the purchase of 135 long-dated BTC call options held by the Company as of December 31, 2023.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

6	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2023 RESULTS AND OPERATIONAL HIGHLIGHTS

Financial

●	Revenues of $146.4 million, gross loss of $21.5 million (gross margin[1] of negative 15%) including non-cash depreciation and amortization expense of $84.8 million, operating loss of $72.1 million (operating margin[1] of negative 49%) including impairment loss of $12.3 million, and net loss of $104.0 million;
●	Gross Mining profit[2] of $62.4 million (44% Gross Mining margin2); and
●	Adjusted EBITDA[2] of $35.1 million (24% Adjusted EBITDA margin2).

Operations

●	Increased hashrate from 4.5 EH/s to 6.5 EH/s, an increase of 44%, through the acquisition and installation of approximately 22,100 Miners;
●	Improved the average watts/average TH efficiency from 39 watts/TH to 36 watts/TH, a change of 8%, through the acquisition and installation of more efficient Miners;
●	Earned 4,928 BTC at an average direct cost of $15,200 per BTC[2] or an average total cash cost of $21,800 per BTC[2];
●	Held 804 BTC valued at approximately $34.0 million as of December 31, 2023, compared to 405 BTC as of December 31, 2022, representing an increase in the quantity of BTC of 99%;
●	Sold 4,529 BTC at an average price of $28,600 per BTC for total proceeds of $129.3 million, a portion of which was used to repay equipment-related indebtedness and pay capital expenditures;
●	Became a self-importer in Argentina, reducing the expense and facilitating the importation of Miners, and terminated existing contracts with importation brokers, resulting in an impairment loss of $7.0 million on short-term prepaid deposits; and
●	Entered into a prepaid contract for the months of November 2023 through April 2024 with the Company’s Argentinian private power producer to receive power at the Rio Cuarto facility at the rate of 2.1 cents per kWh plus value added tax.

Expansions

●	Initiated a transformative fleet upgrade with the placement of a firm purchase order for 35,888 Bitmain T21 Miners and secured an option to purchase 28,000 additional T21 Miners with expected deliveries in 2024.

Argentina

●	Imported and installed approximately 5,100 new MicroBT M30S WhatsMiner Miners, 1,900 new MicroBT M50 WhatsMiner Miners, 700 new Bitmain S19j Pro Antminer Miners and 5,700 new Bitmain S19j Pro+ Antminer Miners, which increased capacity to 54 MW and added approximately 1.4 EH/s to the Rio Cuarto facility, bringing its current hashrate to approximately 1.6 EH/s.

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, Adjusted EBITDA, Adjusted EBITDA margin, Direct Cost per BTC and Total Cash Cost per BTC are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

7	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

5. FULL YEAR 2023 RESULTS AND OPERATIONAL HIGHLIGHTS (Continued)

Expansions (Continued)

Canada

●	Acquired 22 MW of hydro power capacity and leased a site in Baie-Comeau, Quebec;
●	Installed approximately 2,500 Miners in Baie-Comeau, Quebec that were redeployed from Magog, Quebec, completing the first phase of the facility with 11 MW of total operating capacity; and
●	Imported and installed approximately 2,900 new Antminer S19j Pro+ Miners in Magog, Quebec, bringing its total hashrate to approximately 0.3 EH/s.

Paraguay

●	Imported and installed approximately 2,900 new M30s WhatsMiner Miners into Paraguay, which added a net 165 PH/s to the Villarrica facility after replacing the older generation Miners, and bringing its total hashrate to approximately 0.3 EH/s. The Company sold the older generation Miners to a third party for approximately $0.2 million;
●	Acquired two power purchase agreements for up to 50 MW and 100 MW of hydro power capacity in Paso Pe and Yguazu, respectively, and started construction at the Paso Pe facility. Subsequently, the power capacity at Paso Pe was increased by 20 MW, bringing the total hydro power capacity to 70 MW for the facility; and
●	Fully utilized remaining Miner manufacturer credits of $19.1 million for the purchase of nine MicroBT hydro containers, with a total capacity of 20 MW, and approximately 2,000 MicroBT M53S hydro Miners to be deployed mainly in Paraguay.

Financing

●	Negotiated a discounted prepayment of the equipment financing with BlockFi Lending LLC (“BlockFi”), which had an outstanding balance of $20.3 million as at February 8, 2023, for $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million;
●	Paid down $30.5 million in equipment-related indebtedness, including the negotiated $7.8 million BlockFi loan settlement payment described above, reducing the total outstanding balance to $4.0 million as of December 31, 2023;
●	Raised $40.6 million in net proceeds through the closing of a private placement;
●	Raised $68.5 million in net proceeds through the Company’s at-the-market equity offering program;
●	Launched hedging activities including entering into BTC option contracts with the objective of reducing the variability of future cash flows from sales of digital assets; and
●	Initiated the Synthetic HODL™ strategy with the purchase of 135 long-dated BTC call options held by the Company as of December 31, 2023.

8	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. PRODUCTION AND MINING OPERATIONS

Key Performance Indicators

	Three months ended December 31,			Year ended December 31,
	2023	2022	% Change	2023	2022	% Change
Total BTC earned	1,236	1,434	(14)%	4,928	5,167	(5)%
Average Watts/Average TH efficiency*	35	38	(8)%	36	39	(8)%
BTC sold	1,135	3,093	(63)%	4,529	9,063	(50)%

*	Average Watts represents the average energy consumption of deployed Miners

Q4 2023 v. Q4 2022

●	1,236 BTC earned in Q4 2023, compared to 1,434 BTC earned in Q4 2022, representing a decrease of 14% as a result of an 80% increase in average network difficulty, partially offset by an increase in hashrate from the Company’s expansions and certain upgrades to its Miner fleet;
●	35 average Watts/average TH efficiency in Q4 2023, compared to 38 average Watts/average TH efficiency in Q4 2022, representing an improvement of 8% due to the Company upgrading its fleet with more efficient Miners; and
●	1,135 BTC sold in Q4 2023, compared to 3,093 BTC in Q4 2022. In Q4 2023, the proceeds were used in part to fund operations and repay equipment financing indebtedness, whereas in Q4 2022, the proceeds were mainly used to repay part of the BTC backed credit facility for $23.1 million, fund operations and to manage liquidity.

FY 2023 v. FY 2022

●	4,928 BTC earned during FY 2023, compared to 5,167 BTC earned during FY 2022, representing a decrease of 5% from the previous year;
●	36 average Watts/average TH efficiency during FY 2023, compared to 39 average Watts/average TH efficiency during FY 2022, an improvement of 8% due to the Company upgrading its fleet with more efficient Miners; and
●	4,529 BTC sold in FY 2023, compared to 9,063 BTC in FY 2022. The proceeds were used for the same purposes as those explained in the Q4 2023 v. Q4 2022 section above.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

6. PRODUCTION AND MINING OPERATIONS (Continued)

Key Performance Indicators (Continued)

FY 2023 v. FY 2022 (Continued)

	As of December 31,
	2023	2022	% Change
Period-end operating EH/s	6.5	4.5	44%
Period-end operating capacity (MW)	240	188	28%
Hydro power (MW)	186	178	4%
Hydro power proportion of period-end operating capacity	78%	95%	(17)%

As of December 31, 2023 v. as of December 31, 2022

●	6.5 EH/s online as of December 31, 2023, compared to 4.5 EH/s online as of December 31, 2022, an increase of 44%, as a result of the Company’s expansions in Sherbrooke (Quebec), Baie-Comeau (Quebec) and Rio Cuarto (Argentina) as well as the upgrade of its Miner fleet;
●	240 MW operating capacity as of December 31, 2023, compared to 188 MW operating capacity as of December 31, 2022, an increase of 28%, as a result of the installation of approximately 13,400 Miners in Rio Cuarto, Argentina from Q2 to Q4 2023 (resulting in an additional 44 MW) and the expansion in Baie-Comeau (resulting in an additional 11 MW); and
●	186 MW hydro power as of December 31, 2023, compared to 178 MW hydro power as of December 31, 2022, an increase of 4% as a result of the Company’s expansion in Baie-Comeau, and representing 78% of the Company’s total operating energy capacity at December 31, 2023.

10	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS

The Company has described its expansion plans below under the sections entitled “Argentina Expansion”, “Paraguay Expansion”, “Washington Expansion” and “Canada Expansion”. These expansion projects only include updates for 2023. For background or historical information on these expansions, refer to the Company’s MD&A for the year ended December 31, 2022, dated March 20, 2023.

As of December 31, 2023, the Company operated 6.5 EH/s, an increase of 0.4 EH/s and 2.0 EH/s compared to Q3 2023 and Q4 2022, respectively, with the installation of additional Miners in Baie-Comeau, Quebec, and Rio Cuarto, Argentina. On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners totaling $95.5 million, or $14/TH, with deliveries scheduled from March 2024 to May 2024. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of $74.5 million, or $14/TH. With the deployment of this transformative fleet upgrade, the Company expects to increase its hashrate and improve its fleet efficiency to 12.0 EH/s and 25 W/TH, respectively, in Q2 2024, and to 17.0 EH/s and 23 W/TH, respectively, by December 31, 2024 if the Company exercises the Purchase Option. Including the redeployment of the current Miners in use, the Company expects to reach 21.0 EH/s before the end of 2024. With the next BTC halving expected to occur in April 2024, the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s hashrate, provided such opportunities are accretive based on current macro factors and expected specific operating performance. As of March 6, 2024, the Company paid $50.8 million towards the purchase order, paid $7.4 million towards the Purchase Option and has sufficient liquidity to complete the purchase obligations of the 35,888 T21 Miners.

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the supply and cost of cryptocurrency Mining equipment, the ability to import equipment into countries in a cost-effective manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates, the impact of geopolitical events or global health related issues such as pandemics on the supply chains described above, and the Company’s ability to fund its initiatives. Adding reliable, environmentally-friendly hydro power is a preferred part of the Company’s strategy to expand cost-effectively its operating footprint. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 18 - Risk Factors (Section Economic Dependence on Regulated Terms of Service and Electricity Rates Risks) of this MD&A for further details, including a description of these and other factors.

A.	Argentina Expansion

2023 update

In February 2023, Management elected to postpone the development of additional infrastructure in Argentina until (i) the private Argentinian power producer obtains an increased power permit, (ii) certain political and economic uncertainties in Argentina have been resolved or become attenuated and (iii) natural gas prices stabilize at an acceptable level.

In April 2023, in anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT Miners to fill out an additional 22 MW in the Argentinian facility. Those new Miners were installed in the third quarter of 2023 and improved the overall W/TH efficiency and increased the hashrate of the facility.

11	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

2023 update (Continued)

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production at its Argentina facility. The current permits in place allow up to 100 MW of power capacity. The Company completed testing of its Rio Cuarto substation and began to draw power from the private power producer. The Company installed 2,100 new Miners that were delivered in March and April 2023. Energizing those miners and ending underclocking of previously installed miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5.0 EH/s.

Drawing power from the private Argentinian power producer enabled the Company to commence purchasing low-cost power under its purchase agreement at approximately $0.03 per kWh, before VAT, on an annualized basis, or possibly less as the Company reaches full capacity at the facility. The Company’s cost of BTC earned at that farm decreased substantially as it actively scaled up operations at the facility.

In June 2023, 1,650 Bitmain S19 Pro Miners were purchased for Argentina at an average direct cost of $12.98/TH, in addition to the 6,200 Miners purchased in April 2023. In addition, 2,900 MicroBT Miners were delivered, installed and energized, contributing an additional 290 PH/s and driving the Company’s operational hashrate to 5.3 EH/s as of June 30, 2023.

In August and September 2023, approximately 1,300 new M50 WhatsMiner miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners were imported and installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s. Approximately 600 additional M50 WhatsMiner miners were installed in October 2023, further increasing the warehouse’s capacity to 54 MW and operational hashrate to 1.6 EH/s.

In November 2023, the Company entered into a prepaid contract with its Argentinian private power producer, to receive power at the Rio Cuarto facility at the rate of 2.1 cents per kWh plus VAT for the months of November 2023 through April 2024. This contract is expected to significantly lower the Company’s blended cost of power to an average of 2.5 cents per kWh plus VAT for the first year of full operations at that facility.

On December 10, 2023, the newly elected President, Javier Milei, took office. Self-described as right-wing libertarian, his agenda includes pro-market policies with an aim to address budget deficits and combat high inflation rates and currency devaluation. Furthermore, the new administration has announced measures to ease import restrictions and provide an incentive to attract foreign direct investments. It is also believed President Milei is receptive to the overall crypto industry.

Position as of December 31, 2023

As of December 31, 2023, the Company had placed deposits of $4.0 million with suppliers for existing and additional construction work. Overall, in Argentina, the Company has also acquired $63.3 million of property, plant and equipment, incurred $0.3 million of expenditures relating to design and feasibility studies and recorded cumulative gains on the disposition of marketable securities of $70.0 million associated with the mechanism to convert funds into Argentine Pesos for disbursements.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

A.	Argentina Expansion (Continued)

2024 plan

The Company expects to upgrade its current fleet of miners in Rio Cuarto during Q4 2024 with new T21 Miners, which is expected to increase the online hashrate from 1.6 EH/s to 2.4 EH/s by December 31, 2024, assuming the Purchase Option is exercised.

The Company retains the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing political and economic uncertainty, the Company is not yet in a position to determine when or if construction of additional infrastructure in Argentina will commence. The Company will monitor general macroeconomic conditions and the evolution of the new administration’s economic program in assessing its expansion plans in the country.

B.	Paraguay Expansion

2023 update

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world. The new facility in Villarrica is referred to as the Paso Pe facility. At Yguazu, the Company has the opportunity to develop a new farm with up to 100 MW of Mining capacity at a site that is in close proximity to a newly constructed substation with 1,200 MW of capacity. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

Paso Pe facility

In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 M53S hydro-cooling Miners capable of producing approximately 675 PH/s once installed.

In September 2023, construction commenced as planned at the Paso Pe facility, beginning with the substation, followed by building-out a Mining facility consisting of 50 MW (originally 30 MW before the amended contract described below) of air-cooled warehouses and the 20 MW of hydro containers, expected to be completed during the first quarter of 2024. The construction is progressing as planned with the finalization of underground cable connections in March 2024. The transformer was delivered in March 2024.

In December 2023, the Company amended the contract for an additional 20 MW of energy at the Paso Pe facility, enabling a larger expansion at the site from 50 MW to 70 MW.

The revised cost of developing the expanded 50 MW of air-cooled warehouse, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines, is estimated to range from $25.0 million to $28.0 million, excluding the cost of the power purchase agreement guarantees required by Administración Nacional de Electricidad (“ANDE”), the operator of Paraguay national electricity grid, for securing monthly electricity purchase payment obligations.

13	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

B.	Paraguay Expansion (Continued)

Position as of December 31, 2023

As of December 31, 2023, the Company had placed deposits of $3.2 million and $2.4 million with suppliers for construction costs and for electrical components, respectively. As of December 31, 2023, property, plant and equipment includes $2.5 million related to the Paso Pe facility, including warehouse and infrastructure equipment costs.

Yguazu facility

In January 2024, the Company purchased the land for the 100 MW Yguazu facility. The Company expects construction to begin in March 2024 and to complete the facility during the second half of 2024. The cost of developing the 100 MW facility and the installation of the high voltage lines is estimated to range from $34.0 million to $37.0 million, excluding the cost of the power purchase agreement guarantees required by ANDE.

2024 plan

The Company expects to complete construction of its Paso Pe and Yguazu facilities and install its new T21 Miners and WhatsMiner M53S Miners during 2024, which will increase the Paraguay online hashrate from 0.3 EH/s to 3.6 EH/s by June 30, 2024, and, provided that the Purchase Option is exercised, 6.9 EH/s by December 31, 2024.

C.	Washington Expansion

2023 update

In April 2023, the Company received approval from the power supplier for a 6 MW expansion that is estimated to be energized in the first quarter of 2024. The Company began constructing an additional production facility on Company-owned land in June 2023 with an estimated cost of $2.1 million, including $0.9 million paid in Q2 2023 to the power supplier for establishing the connection. In connection with the new facility, in January 2024, the Company elected to cancel the lease of a 5 MW facility in Washington State in order to transfer Miners from the leased facility to the newly constructed 6 MW facility with completion expected in March 2024. The cancellation of the lease will take effect in April 2024. In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access 6 MW of hydro power capacity.

In July 2023, the Company de-energized its 2 MW immersion cooling pilot project as the equipment did not perform to the Company’s expectations of performance and operating costs. The 2 MW of hydro-electricity remains available to the Company for future use.

In September 2023, the Company upgraded ventilation and cooling systems, increasing average uptime.

2024 plan

The Company expects to upgrade a portion of its current fleet of miners in Washington during Q1 2024 with new T21 Miners, which will increase the online hashrate from 0.6 EH/s to 0.7 EH/s by March 31, 2024.

14	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

7. EXPANSION PROJECTS (Continued)

D.	Canada Expansion

Baie-Comeau background

In April 2023, the Company entered into agreements to acquire shares of a Company that owns the right to consume 22 MW of hydro power capacity in Baie-Comeau, Quebec, and to lease a site to install the infrastructure to operate the acquired capacity. When fully utilized, the 22 MW is expected to add over 600 PH/s. The Baie-Comeau area is home to five hydro-electricity generation facilities with over 5.4 Gigawatts of nameplate capacity.

In July 2023, the Company completed the acquisition. The consideration transferred at closing totaled $2.0 million (CAD$2.6 million), of which $0.6 million (CAD$0.8 million) was paid in cash and $1.4 million (CAD$1.8 million) was paid through the issuance of 821,000 common shares of the Company. The lease agreement is for an industrial site in Baie-Comeau for an initial term of 10 years and provides the Company with the option to purchase the site for $2.2 million (CAD $3.0 million) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

Baie-Comeau 2023 and 2024 plan

Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. In connection with the acquisition, the Company increased its total hashrate target to 6.3 EH/s, which was achieved on October 20, 2023.

The Company plans to minimize development-related and build-out expenditures by relocating miners from other facilities to Baie-Comeau and by applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe facility. In June and August 2023, approximately 2,500 WhatsMiner M31S+ miners were redeployed from Magog and installed at the Baie-Comeau facility.

The Company fully energized the 11 MW facility on October 20, 2023, and is planning to commission the remaining 11 MW during the second half of 2024 after local grid infrastructure improvements have been completed. The cost of electrical infrastructure and leasehold improvements for the first 11 MW of the facility totaled $2.8 million.

The Company plans to continue to lease the property and complete the physical improvements for the second 11 MW by the third quarter of 2024. The Company expects the total cost to be approximately $9.2 million, including $3.9 million for the leasehold improvements, which will include construction of a new building and $2.5 million for the electrical infrastructure.

As of December 31, 2023, the Company has $5.0 million of property, plant and equipment at the Baie-Comeau facility, including infrastructure equipment that was repurposed from other facilities.

Canada 2024 plan

As part of the Miner upgrade and expansion initiatives, the Company expects to install new Miners in Canada during 2024 with new T21 Miners and WhatsMiner M53S Miners, which will increase the online hashrate from 4.0 EH/s to 6.1 EH/s by June 30, 2024 and, provided that the Purchase Option is exercised, 7.0 EH/s by December 31, 2024.

15	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE

Consolidated Financial & Operational Results

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (3)	$ Change	% Change	2023	2022 (3)	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Cost of revenues	44,484	39,121	5,363	14%	167,868	131,910	35,958	27%
Gross (loss) profit	1,757	(12,084)	13,841	115%	(21,502)	10,518	(32,020)	(304)%
Gross margin (1)	4%	(45)%	—	—	(15)%	7%	—	—

Operating expenses
General and administrative expenses	13,405	11,972	1,433	12%	39,292	51,506	(12,214)	(24)%
Realized loss on disposition of digital assets	—	28,567	(28,567)	(100)%	—	150,810	(150,810)	(100)%
Reversal of revaluation loss on digital assets	(1,183)	(23,284)	22,101	(95)%	(2,695)	(2,166)	(529)	24%
Loss on disposition of property, plant and equipment	2	(415)	417	100%	1,778	1,277	501	39%
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	2,270	(8,903)	11,173	125%	12,252	75,213	(62,961)	(84)%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Operating loss	(12,737)	(20,021)	7,284	(36)%	(72,129)	(284,022)	211,893	(75)%
Operating margin (1)	(28)%	(74)%	—	—	(49)%	(199)%	—	—

Net financial (income) expenses	44,800	(7,128)	51,928	729%	32,308	(90,966)	123,274	136%
Net loss before income taxes	(57,537)	(12,893)	(44,644)	346%	(104,437)	(193,056)	88,619	(46)%

Income tax recovery	(378)	191	(569)	(298)%	(401)	(17,412)	17,011	(98)%
Net loss	(57,159)	(13,084)	(44,075)	337%	(104,036)	(175,644)	71,608	(41)%

Basic and diluted loss per share (in U.S. dollars)	(0.19)	(0.06)	—	—	(0.40)	(0.85)	—	—
Change in revaluation surplus - digital assets, net of tax	7,675	—	7,675	100%	9,242	—	9,242	100%
Total comprehensive loss, net of tax	(49,484)	(13,084)	(36,400)	278%	(94,794)	(175,644)	80,850	(46)%

Gross Mining profit (2)	23,357	8,494	14,863	175%	62,374	82,584	(20,210)	(24)%
Gross Mining margin (2)	52%	33%	—	—	44%	59%	—	—
EBITDA (2)	(35,656)	10,955	(46,611)	(425)%	(16,993)	(106,871)	89,878	(84)%
EBITDA margin (2)	(77)%	41%	—	—	(12)%	(75)%	—	—
Adjusted EBITDA (2)	14,048	1,982	12,066	609%	35,085	54,686	(19,601)	(36)%
Adjusted EBITDA margin (2)	30%	7%	—	—	24%	38%	—	—

[1]	Gross margin and Operating margin are supplemental financial ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[2]	Gross Mining profit, Gross Mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

[3]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

16	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues

Q4 2023 v. Q4 2022

Revenues were $46.2 million in Q4 2023, compared to $27.0 million in Q4 2022, an increase of $19.2 million, or 71%.

The most significant factors impacting the increase in Bitfarms’ revenues in Q4 2023, compared to Q4 2022, are presented in the table below. Revenues increased mostly due to the increase in average Bitfarms’ BTC hashrate and average BTC price, partially offset by lower BTC earned as a result of the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the three months ended December 31, 2022		1,434	27,037	—
Impact of increase in network difficulty during Q4 2023 as compared to Q4 2022	1	(799)	(28,346)	(105)%
Impact of increase in average Bitfarms’ BTC hashrate during Q4 2023 as compared to Q4 2022	2	601	23,480	87%
Impact of difference in average BTC price in Q4 2023 as compared to Q4 2022	3		23,822	88%
Other Mining variance and change in Volta			318	1%
BTC and revenues for the three months ended December 31, 2023		1,236	46,311	71%

Notes
1	Calculated as the difference in BTC earned in Q4 2023 compared to Q4 2022, based on the change in network difficulty, multiplied by Q4 2023 average BTC price
2	Calculated as the difference in BTC earned in Q4 2023 compared to Q4 2022, based on the change in Bitfarms’ average BTC hashrate, multiplied by Q4 2023 average BTC price
3	Calculated as the difference in average BTC price in Q4 2023 compared to Q4 2022 multiplied by BTC earned in Q4 2022

The following tables summarize the Company’s revenues and average hashrate by country:

	Three months ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	30,257	21,566	8,691	40%
USA	4,291	3,445	846	25%
Argentina	9,829	1,297	8,532	658%
Paraguay	1,864	729	1,135	156%
	46,241	27,037	19,204	71%

	Three months ended December 31,
(Average hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.9	3.4	0.5	15%
USA	0.6	0.6	—	—%
Argentina	1.2	0.2	1.0	500%
Paraguay	0.3	0.1	0.2	200%
	6.0	4.3	1.7	40%

17	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

Q4 2023 v. Q4 2022 (Continued)

The Company’s Canadian operations accounted for a smaller portion of total revenues in Q4 2023 largely due to the expansion of operations in Argentina. Bitfarms earned the majority of its revenues from its Canadian operations in Q4 2023, which accounted for 66% of total revenues, compared to 80% in Q4 2022. The Argentina, U.S. and Paraguay operations accounted for 21%, 9% and 4% of total revenues in Q4 2023, respectively, compared to 5%, 13% and 2% in Q4 2022, respectively. The average hashrate increase of the Canada, Argentina and Paraguay operations of 0.5 EH/s, or 15%, 1.0 EH/s, or 500%, and 0.2 EH/s, or 200%, respectively, and the increase in average BTC price, partially offset by the increase in network difficulty, resulted in Q4 2023 higher revenues from the Company’s operations in those jurisdictions increasing by $8.7 million, $8.5 million and $1.1 million, respectively, compared to Q4 2022. Revenues from the USA operations increased by $0.8 million in Q4 2023 as compared to Q4 2022 due to the increase in average BTC price, partially offset by the impact of the increase in network difficulty.

FY 2023 v. FY 2022

Revenues were $146.4 million in FY 2023, compared to $142.4 million in FY 2022, an increase of $3.9 million, or 3%.

The most significant factors impacting the increase in Bitfarms’ revenues in FY 2023, compared to FY 2022, are presented in the table below. Revenues increased mostly due to the increase in average BTC price and the increase in average Bitfarms’ hashrate, partially offset by the increase in network difficulty.

(U.S. $ in thousands except where indicated)	Note	BTC	$	% Change
BTC and revenues, including Volta, for the year ended December 31, 2022		5,167	142,428	—
Impact of increase in network difficulty during FY 2023 as compared to FY 2022	1	(3,093)	(88,667)	(62)%
Impact of increase in average Bitfarms’ BTC hashrate during FY 2023 as compared to FY 2022	2	2,854	81,814	58%
Impact of difference in average BTC price in FY 2023 as compared to FY 2022	3		9,110	6%
Other Mining variance and change in Volta			1,751	1%
BTC and revenues for the year ended December 31, 2023		4,928	146,436	3%

Notes
1	Calculated as the difference in BTC earned in FY 2023 compared to FY 2022, based on the change in network difficulty, multiplied by FY 2023 average BTC price
2	Calculated as the difference in BTC earned in FY 2023 compared to FY 2022, based on the change in Bitfarms’ average BTC hashrate, multiplied by FY 2023 average BTC price
3	Calculated as the difference in average BTC price in FY 2023 compared to FY 2022 multiplied by BTC earned in FY 2022

18	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

A.	Revenues (Continued)

FY 2023 v. FY 2022 (Continued)

The following tables summarize the Company’s revenues and average hashrate by country:

	Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change
Canada	104,434	112,106	(7,672)	(7)%
USA	15,966	25,095	(9,129)	(36)%
Argentina	19,050	1,455	17,595	nm
Paraguay	6,916	3,772	3,144	83%
	146,366	142,428	3,938	3%

nm: not meaningful

	Year ended December 31,
(Average hashrate in EH/s except where indicated)	2023	2022	Change	% Change
Canada	3.6	2.6	1.0	38%
USA	0.6	0.6	—	—%
Argentina	0.7	0.1	0.6	600%
Paraguay	0.3	0.1	0.2	200%
	5.2	3.4	1.8	53%

The Company’s Canadian operations accounted for a smaller proportion of total revenues in FY 2023 largely due to the expansion of operations in Argentina. Bitfarms earned the majority of its revenues from its Canadian operations in FY 2023, which accounted for 71% of total revenues, compared to 78% in FY 2022. The Argentina, USA and Paraguay operations accounted for 13%, 11% and 5% of total revenues in FY 2023, respectively, compared to 1%, 18% and 3% in FY 2022, respectively. For the Company’s Canadian operations, the impact of the increase in network difficulty was partially offset by the increase in average BTC price and the average hashrate increase of 1.0 EH/s, or 38%, which resulted in revenues decreasing by $7.7 million during FY 2023 as compared to FY 2022. Revenues from the Company’s U.S. operations decreased by $9.1 million during FY 2023 as compared to FY 2022 due to the increase in network difficulty, partially offset by the increase in average BTC price. The average hashrate increase of the Argentina and Paraguay operations of 0.6 EH/s, or 500%, and 0.2 EH/s, or 200%, respectively, resulted in FY 2023 revenues increasing by $17.6 million and $3.1 million, respectively, compared to FY 2022.

19	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

B.	Cost of Revenues

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Energy and infrastructure	21,603	17,445	4,158	24%	78,942	56,415	22,527	40%
Depreciation and amortization	21,790	20,777	1,013	5%	84,785	72,420	12,365	17%
Purchases of electrical components	750	507	243	48%	2,580	1,759	821	47%
Electrician salaries and payroll taxes	341	392	(51)	(13)%	1,561	1,316	245	19%
	44,484	39,121	5,363	14%	167,868	131,910	35,958	27%

Q4 2023 v. Q4 2022

Bitfarms’ cost of revenues for Q4 2023 was $44.5 million compared to $39.1 million for Q4 2022. The increase in cost of revenues was mainly attributable to:

●	A $4.2 million, or 24%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners, which increased energy utilization to an average of 218 MW during Q4 2023 versus 169 MW for the same period in 2022, partially offset by lower average energy rates in Q4 2023, resulting in an increase in total electricity costs of $3.6 million. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries, provinces and states where the Company operates.
●	A $1.0 million increase in non-cash depreciation and amortization expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $0.5 million, mainly due to the capitalization of the leased Washington facility, which was renewed in Q4 2022.

FY 2023 v. FY 2022

Bitfarms’ cost of revenues was $167.9 million for FY 2023 compared to $131.9 million for FY 2022. The increase in cost of revenues was mainly due to:

●	A $22.5 million, or 40%, increase in energy and infrastructure expenses, mainly due to the Company adding new Miners and upgrading its fleet, which increased energy utilization to an average of 193 MW during FY 2023 compared to 137 MW for the same period in 2022, and higher energy rates in 2023, resulting in an increase in electricity costs of $23.5 million.
●	A $12.4 million increase in non-cash depreciation and amortization expense as the Company added new Miners and electrical infrastructure.

These increases were partially offset by:

●	A decrease in rent expense of $1.8 million, mainly due to the capitalization of the leased Washington facility which was renewed in Q4 2022.

20	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Salaries and share-based payments	8,969	6,392	2,577	40%	24,105	30,040	(5,935)	(20)%
Professional services	2,283	3,592	(1,309)	(36)%	7,608	10,051	(2,443)	(24)%
Insurance, duties and other	1,591	1,419	172	12%	5,668	9,370	(3,702)	(40)%
Travel, motor vehicle and meals	340	258	82	32%	1,018	1,152	(134)	(12)%
Hosting and telecommunications	91	129	(38)	(29)%	402	560	(158)	(28)%
Advertising and promotion	131	182	(51)	(28)%	491	333	158	47%
	13,405	11,972	1,433	12%	39,292	51,506	(12,214)	(24)%

Q4 2023 v. Q4 2022

Bitfarms’ general and administrative (“G&A”) expenses were $13.4 million in Q4 2023, compared to $12.0 million for Q4 2022. The increase of $1.4 million, or 12%, in G&A expense was largely due to:

●	A $2.5 million increase in salaries and wages due to the increase in the Company’s headcount in 2023 compared to 2022 to support the global expansion as well as merit, market-based adjustments and cost of living salary increases.

The increase was partially offset by:

●	A $1.3 million decrease in professional services mainly due to the termination payments to two executive officers whose consulting agreements were terminated and executive responsibilities transferred to other existing employees in December 2022.

21	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

C.	General & Administrative Expenses (Continued)

FY 2023 v. FY 2022

For FY 2023, Bitfarms’ G&A expenses were $39.3 million, compared to $51.5 million for the same period in 2022. The decrease of $12.2 million, or 24%, in G&A expenses was mainly due to:

●	A $10.9 million decrease in non-cash share-based payment expense in connection with:
◦	Stock options granted in 2021 with fair values between $3.16 to $5.97 had a higher share-based payment expense in FY 2022 than FY 2023 due to the time-based vesting method, which resulted in an accelerated recognition of share-based expense in earlier periods.
◦	The majority of those 2021 stock options were fully vested or cancelled at the end of the first quarter of 2023, which resulted in accelerated share-based payment expense of $0.9 million during FY 2023. Refer to Note 27 to the Financial Statements for more details. The Company only incurred the share-based payment expense for those cancelled options during the first 3 months of FY 2023, compared to the graded vesting expense in FY 2022.
●	A $2.4 million decrease in professional fees mainly due to the termination of consulting agreements with two executive officers in the fourth quarter of 2022 and with the previous owner of the Company’s Mining facility in Washington State in the first quarter of 2023.
●	A $2.0 million decrease in the Company’s insurance expense mostly due to refunds from insurers and lower premiums reflecting lower asset values, particularly Miners, due to general market conditions, partially offset by a larger number of Miners.
●	The inclusion of $1.8 million of shipping costs and duties in FY 2022 from transferring older generation Miners from the Company’s facilities in Canada to the Villarrica, Paraguay facility, which did not occur in FY 2023.

The decrease was partially offset by:

●	A $5.0 million increase in salaries and wages as a result of hiring additional employees in FY 2023 compared to FY 2022 to support the global expansion as well as merit, market-based adjustments and cost of living salary increases.

22	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial expenses (income)

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (1)	$ Change	% Change	2023	2022 (1)	$ Change	% Change
Loss (gain) on revaluation of warrants	37,874	(3,759)	41,633	nm	38,088	(63,406)	101,494	160%
Gain on disposition of marketable securities	(999)	(7,317)	6,318	(86)%	(12,245)	(51,649)	39,404	(76)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Interest income	(530)	(200)	(330)	165%	(1,420)	(456)	(964)	211%
Loss on foreign exchange	2,783	1,061	1,722	162%	7,842	2,945	4,897	166%
Interest on credit facility and long-term debt	283	2,854	(2,571)	(90)%	2,688	12,770	(10,082)	(79)%
Interest on lease liabilities	338	417	(79)	(19)%	1,391	1,451	(60)	(4)%
Warrant issuance costs	2,000	—	2,000	100%	2,000	—	2,000	100%
Provision expense (income) on VAT receivable	3,155	(179)	3,334	nm	5,903	6,750	(847)	(13)%
Other financial (income) expenses	(104)	(5)	(99)	nm	896	629	267	42%
	44,800	(7,128)	51,928	729%	32,308	(90,966)	123,274	136%

Q4 2023 v. Q4 2022

Bitfarms’ net financial expenses were $44.8 million for Q4 2023, compared to net financial income of $7.1 million for Q4 2022. The $51.9 million change was primarily related to:

●	A $41.6 million change in loss (gain) on revaluation of warrants due to the increase in the fair value of the warrant liabilities for the 2021 and 2023 private placements in Q4 2023 compared to the decrease of the fair value of the warrant liabilities for the 2021 private placements in Q4 2022.
●	A $6.3 million decrease in the gain on disposition of marketable securities due to less funds being sent to Argentina in Q4 2023 compared to Q4 2022 as the capital expenditures related to the first facility were mostly paid in 2022. The Company has been utilizing a mechanism since Q3 2021 to fund its Argentina expansion through the acquisition of marketable securities and in-kind contribution of those securities to its wholly-owned Argentinian subsidiary that it controls. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the equivalent amount received in Argentine Pesos exceeded the amount of Argentine Pesos the Company would have received from a direct foreign currency exchange.
●	A $3.4 million increase in provision expense on VAT receivable due to the provision recorded in Q4 2023 to reduce the Argentine VAT receivable to nil as a result of the political and economic uncertainties in Argentina.
●	A $1.7 million increase in loss on foreign exchange due to the revaluation of the Company’s net monetary assets denominated in foreign currencies following the weakening of the Argentine Pesos at the end of Q4 2023 compared to the end of Q4 2022.
●	A $2.0 million increase in warrant issuance costs for the 2023 private placements in Q4 2023 compared to no warrants issued in Q4 2022.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

23	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

D.	Net financial expenses (income) (Continued)

Q4 2023 v. Q4 2022 (Continued)

The decrease was partially offset by:

●	A $2.6 million decrease in interest expense due to (i) the $100 million credit facility that commenced on December 30, 2021 and was fully repaid and extinguished in December 2022, (ii) the BlockFi Loan that commenced on February 18, 2022 and was extinguished in February 2023 as described below and (iii) the NYDIG Loan that commenced on June 15, 2022. The NYDIG Loan is classified as long-term debt in the statements of financial position.

FY 2023 v. FY 2022

Bitfarms’ net financial expenses were $32.3 million for FY 2023, compared to net financial income of $91.0 million for FY 2022. The $123.3 million change was mainly due to:

●	A $101.5 million change in loss (gain) on revaluation of warrants due to the increase in the fair value of the warrant liabilities for the 2021 and 2023 private placements in FY 2023 compared to the decrease in the fair value of the warrant liabilities for the 2021 private placements in FY 2022.
●	A $39.4 million decrease in gain on disposition of marketable securities due to less funds being sent to Argentina during FY 2023 compared to FY 2022. The Company utilizes a mechanism beginning in Q3 2021 in which its Argentina expansion was funded as explained in the Q4 2023 v. Q4 2022 section above.
●	A $4.9 million increase in loss on foreign exchange due to the revaluation of the Company’s net monetary assets denominated in foreign currencies following the weakening of the Argentine Pesos at the end of Q4 2023 compared to the end of Q4 2022.
●	A $2.0 million increase in warrant issuance costs for the 2023 private placements in FY 2023 compared to no warrants issued in FY 2022.

The decrease was partially offset by:

●	A $12.8 million gain on extinguishment of long-term debt and lease liabilities during FY 2023. In February 2023:
◦	BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, resulting in a gain on extinguishment of long-term debt of $12.6 million; and
◦	The Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $0.3 million.
●	A $10.1 million decrease in interest expense due to the same factors explained in the Q4 2023 v. Q4 2022 section above.

24	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Impairment

The impairment loss on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets recorded in Q4 2023 amounted to $2.3 million, compared to a net impairment reversal of $8.9 million in Q4 2022. The net impairment loss recorded in FY 2023 amounted to $12.3 million, compared to $93.1 million in FY 2022.

Impairment on short-term prepaid deposits during the second quarter of 2023

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position.

In October 2022, the Argentinian government changed the importations system previously in place and imposed additional controls on imports into Argentina as a means of limiting the outflow of U.S. dollars from the country. In the first quarter of 2023, the Company was able to apply for a self-importation license based on its extended operating history in Argentina and successfully became a self-importer in Argentina to reduce the importation expenses and facilitate the importation of Miners and related equipment. Accordingly, the Company terminated all pending importation agreements with external brokers as of June 30, 2023.

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a deposits balance of $7.0 million. Accordingly, during the second quarter of 2023, the Company impaired $7.0 million of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Impairment on mineral assets during the second quarter of 2023

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018, and its value at the time was estimated at $9.0 million based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3.0 million as of December 31, 2022.

During the second quarter of 2023, in connection with the planned disposal of the Suni mineral asset, Management tested the cash-generating unit for impairment, resulting in a further impairment charge of $3.0 million and bringing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

25	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

8. FINANCIAL PERFORMANCE (Continued)

E.	Impairment (Continued)

Impairment on electrical components during the fourth quarter of 2023

During the third quarter of 2023, the Company de-energized its 2 MW immersion cooling pilot project in Washington State as the equipment did not perform to the Company’s expectations of performance and costs. With the de-energization of the immersion cooling pilot project, the 2 MW of hydro-electricity remains available to the Company to use in the future.

During the fourth quarter of 2023, in connection with the planned disposal of the de-energized immersion cooling electrical components, Management tested those assets for impairment, resulting in an impairment charge of $1.9 million before being reclassified to assets held for sale. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

26	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

9. SELECTED QUARTERLY INFORMATION

Comparative figures have been restated and will be corrected in subsequently filed quarterly financial statements, refer to Section 15 - Restatement.

(U.S. $ in thousands except earnings per share)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenues	46,241	34,596	35,479	30,050	27,037	33,247	41,815	40,329
Net (loss) income	(57,159)	(16,507)	(26,083)	(4,287)	(13,084)	(82,728)	(106,395)	26,563
Basic net (loss) earnings per share	(0.19)	(0.06)	(0.11)	(0.02)	(0.06)	(0.39)	(0.52)	0.13

Net (loss) income before income taxes	(57,537)	(16,106)	(26,177)	(4,617)	(12,893)	(87,453)	(125,711)	33,001
Interest expense and income	91	368	846	1,354	3,071	3,221	4,492	2,981
Depreciation and amortization	21,790	21,767	20,528	20,700	20,777	20,720	17,857	13,066
EBITDA (1)	(35,656)	6,029	(4,803)	17,437	10,955	(63,512)	(103,362)	49,048
EBITDA margin (1)	(77)%	17%	(14)%	58%	41%	(191)%	(247)%	122%
Share-based payment	3,906	2,011	2,462	2,536	3,795	3,961	7,927	6,105
Realized loss on disposition of digital assets	—	—	—	—	28,567	44,329	77,880	34
(Reversal of) revaluation loss on digital assets	(1,183)	1,183	—	(2,695)	(23,284)	(45,655)	70,475	(3,702)
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	(12,835)	—	—	—	—
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	2,270	—	9,982	—	(8,903)	84,116	—	—
Impairment on goodwill	—	—	—	—	—	—	17,900	—
Loss (gain) on revaluation of warrants	37,874	(2,196)	1,189	1,221	(3,759)	(2,080)	(35,523)	(22,044)
Gain on disposition of marketable securities	(999)	(4,120)	(4,955)	(2,171)	(7,317)	(13,690)	(19,705)	(10,937)
Net financial expenses (income) and other	7,836	3,812	3,920	3,030	1,928	2,974	4,304	3,861
Adjusted EBITDA (1)	14,048	6,719	7,795	6,523	1,982	10,443	19,896	22,365
Adjusted EBITDA margin (1)	30%	19%	22%	22%	7%	31%	48%	55%

Although the BTC Mining industry experiences volatility, it is not generally subject to seasonality or seasonal effects. Seasonal fluctuations in energy supply, however, may impact the Company’s operations. The majority of the Company’s operations during the above periods was in Quebec, where power was sourced directly from Hydro-Quebec, Hydro-Magog, Hydro-Sherbrooke and the City of Baie-Comeau. The Company also had operations in Washington State that were powered by the Grant County Power Utility District as well as operations in Paraguay that were powered by Compañía de Luz y Fuerza S.A (“CLYFSA”). In Q3 2022, the Company began operations in Argentina. The production facility in Argentina was temporarily connected to the power grid until the private power producer obtained the requisite permits to provide power directly to the Company in April 2023. Energy rates in Argentina increase during winter months of May through September, after which they return to their regular rates. Among other phenomena, changing weather in Quebec, Washington State, Paraguay or Argentina may impact seasonal electricity needs, and periods of extreme cold or extreme hot weather may contribute to service interruptions in cryptocurrency Mining operations. Changes to supply and/or demand of electricity may result in curtailment of electricity to the Company’s cryptocurrency Mining operations. The Company’s geographical diversification reduces the risk and extent of extreme weather and other external factors unduly affecting the Company’s overall performance.

For Q4 2023 details, refer to Section 8A - Financial Performance (Revenues); Section 11A - Liquidity and Capital Resources (Cash Flows); and Section 7 - Expansion Projects (Washington Expansion, Paraguay Expansion, Argentina Expansion and Baie-Comeau Expansion) of this MD&A.

[1]	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures or ratios; refer to section 10 - Non-IFRS and Other Financial Measures and Ratios.

27	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

Non-IFRS financial measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. Non-IFRS financial measures and ratios may exclude the impact of certain items and are used internally when analyzing operating performance. Refer to Section 23 - Cautionary Note Regarding Non-IFRS and Other Financial Measures and Ratios of this MD&A.

Measures	Definition	Purpose
Gross Mining profit

Gross Profit adjusted to exclude: (i) non-Mining revenues; (ii) depreciation and amortization; (iii) purchase of electrical components and other expenses; and (iv) electrician salaries and payroll taxes.

●    To assess profitability after power costs in cryptocurrency production and other infrastructure costs. Power costs are the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the gross profitability of the Company’s core digital asset Mining operations.

EBITDA	Net income (loss) adjusted to exclude: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization.

●     To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    To provide the users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

●     Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

Adjusted EBITDA	EBITDA adjusted to exclude: (i) share-based payment; (ii) non-cash finance expenses; (iii) asset impairment charges; (iv) realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets; (v) gain on disposition of marketable securities, gains or losses on derivative assets and liabilities and discount expense on VAT receivable; (vi) loss (gain) on revaluation of warrants and warrant issuance costs; (vii) loss on currency exchange; and (viii) other non-recurring items that do not reflect the core performance of the Company.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide the users of the MD&A a consistent comparable metric for profitability of the Company’s core performance across time periods.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

28	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial measures (Continued)

Measures	Definition	Purpose
Direct Cost

Cost of revenues adjusted to exclude: (i) depreciation and amortization; (ii) purchases of electrical components; (iii) electrician salaries and payroll taxes; (iv) infrastructure; and (v) other direct expenses.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost	Net (income) loss before income taxes before: (i) revenues; (ii) depreciation and amortization; (iii) purchases of electrical components; (iv) electrician salaries and payroll taxes; (v) share-based payment; (vi) realized gains or losses on disposition of digital assets; (vii) (reversal of) revaluation loss on digital assets; (viii) asset impairment charges; (ix) net financial income; (x) other direct expenses; and (xi) other non-recurring items that do not reflect the core performance of the Company.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

29	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios

Ratios	Definition	Purpose
Gross Mining margin	The percentage obtained when dividing Gross Mining profit by Mining related revenues.

●    To assess profitability after power costs in cryptocurrency production, the largest variable expense in Mining.

●    To provide the users of the MD&A the ability to assess the profitability of the Company’s core digital asset Mining operations, exclusive of depreciation and amortization and certain general and administrative expenses.

EBITDA margin	The percentage obtained when dividing EBITDA by Revenues.

●    To assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

●    Useful for providing users of the MD&A with additional information to assist them in understanding components of its financial results, including a more complete understanding of factors and trends affecting the Company’s performance.

Adjusted EBITDA margin	The percentage obtained when dividing Adjusted EBITDA by Revenues.

●    To assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses.

●    To provide a consistent comparable metric for profitability of the Company’s core performance across time periods.

●    Used by Management to facilitate comparisons of operating performance from period to period and to prepare annual operating budgets and forecasts.

30	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

Non-IFRS financial ratios (Continued)

Ratios	Definition	Purpose
Direct Cost per BTC	The amount obtained when dividing Direct Cost by the quantity of BTC earned.

●    To assess the Company’s power costs, the largest variable expense in Mining.

●    To provide the users of the MD&A a metric to evaluate the Company’s direct variable cost for its core digital asset Mining operations across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Total Cash Cost per BTC	The amount obtained when dividing Total Cash cost by the quantity of BTC earned.

●    To assess the total cash cost of the Company’s core digital asset Mining operations.

●    To provide the users of the MD&A a consistent comparable metric for the liquidity impact of the Company’s mining activities across time periods.

●    Used by Management to assess the operating performance from period to period and to prepare annual operating budgets and forecasts.

Supplemental financial ratios

The Company utilizes the following supplemental financial ratios in assessing operating performance.

Ratios	Definition	Purpose
Gross margin	The percentage obtained when dividing Gross profit by Revenues.	● To assess profitability of the Company across time periods.
Operating margin	The percentage obtained when dividing Operating income (loss) by Revenues.	● To assess operational profitability of the Company across time periods.

31	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

A.       Reconciliation of Consolidated Net Income (loss) to EBITDA and Adjusted EBITDA

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (1)	$ Change	% Change	2023	2022 (1)	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%

Net loss before income taxes	(57,537)	(12,893)	(44,644)	346%	(104,437)	(193,056)	88,619	(46)%
Interest expense and income	91	3,071	(2,980)	(97)%	2,659	13,765	(11,106)	(81)%
Depreciation and amortization	21,790	20,777	1,013	5%	84,785	72,420	12,365	17%
EBITDA	(35,656)	10,955	(46,611)	(425)%	(16,993)	(106,871)	89,878	(84)%
EBITDA margin	(77)%	41%	—	—	(12)%	(75)%	—	—
Share-based payment	3,906	3,795	111	3%	10,915	21,788	(10,873)	(50)%
Realized loss on disposition of digital assets	—	28,567	(28,567)	(100)%	—	150,810	(150,810)	(100)%
Impairment (reversal) on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	2,270	(8,903)	11,173	125%	12,252	75,213	(62,961)	(84)%
Reversal of revaluation loss on digital assets	(1,183)	(23,284)	22,101	(95)%	(2,695)	(2,166)	(529)	24%
Impairment on goodwill	—	—	—	—%	—	17,900	(17,900)	(100)%
Gain on extinguishment of long-term debt and lease liabilities	—	—	—	—%	(12,835)	—	(12,835)	(100)%
Loss (gain) on revaluation of warrants	37,874	(3,759)	41,633	nm	38,088	(63,406)	101,494	160%
Gain on disposition of marketable securities	(999)	(7,317)	6,318	(86)%	(12,245)	(51,649)	39,404	(76)%
Net financial expenses and other	7,836	1,928	5,908	306%	18,598	13,067	5,531	42%
Adjusted EBITDA	14,048	1,982	12,066	609%	35,085	54,686	(19,601)	(36)%
Adjusted EBITDA margin	30%	7%	—	—	24%	38%	—	—

[1]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

32	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

B.	Calculation of Gross Mining Profit and Gross Mining Margin

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Gross (loss) profit	1,757	(12,084)	13,841	115%	(21,502)	10,518	(32,020)	(304)%
Non-Mining revenues (1)	(1,285)	(1,101)	(184)	17%	(5,060)	(3,443)	(1,617)	47%
Depreciation and amortization	21,790	20,777	1,013	5%	84,785	72,420	12,365	17%
Purchases of electrical components and other	754	510	244	48%	2,590	1,773	817	46%
Electrician salaries and payroll taxes	341	392	(51)	(13)%	1,561	1,316	245	19%
Gross Mining profit	23,357	8,494	14,863	175%	62,374	82,584	(20,210)	(24)%
Gross Mining margin	52%	33%	—	—	44%	59%	—	—

(1)	Non-Mining revenues reconciliation:

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Less Mining related revenues for the purpose of calculating gross Mining margin:
Mining revenues	(44,956)	(25,936)	(19,020)	73%	(141,306)	(138,985)	(2,321)	2%
Non-Mining revenues	1,285	1,101	184	17%	5,060	3,443	1,617	47%

33	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

10. NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS (Continued)

C.	Calculation of Direct Cost and Direct Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022	$ Change	% Change	2023	2022	$ Change	% Change
Cost of revenues	44,484	39,121	5,363	14%	167,868	131,910	35,958	27%
Depreciation and amortization	(21,790)	(20,777)	(1,013)	5%	(84,785)	(72,420)	(12,365)	17%
Purchases of electrical components	(750)	(507)	(243)	48%	(2,580)	(1,759)	(821)	47%
Electrician salaries and payroll taxes	(341)	(392)	51	(13)%	(1,561)	(1,316)	(245)	19%
Infrastructure	(1,607)	(1,030)	(577)	56%	(3,909)	(4,871)	962	(20)%
Other	—	(658)	658	100%	82	(82)	164	200%
Direct Cost	19,996	15,757	4,239	27%	75,115	51,462	23,653	46%
Quantity of BTC earned	1,236	1,434	(198)	(14)%	4,928	5,167	(239)	(5)%
Direct Cost per BTC (in U.S. dollars)	16,200	11,000	5,200	47%	15,200	10,000	5,200	52%

D.	Calculation of Total Cash Cost and Total Cash Cost per BTC

	Three months ended December 31,				Year ended December 31,
(U.S.$ in thousands except where indicated)	2023	2022 (1)	$ Change	% Change	2023	2022 (1)	$ Change	% Change
Net loss before income taxes	57,537	12,893	44,644	346%	104,437	193,056	(88,619)	(46)%
Revenues	46,241	27,037	19,204	71%	146,366	142,428	3,938	3%
Depreciation and amortization	(21,790)	(20,777)	(1,013)	5%	(84,785)	(72,420)	(12,365)	17%
Purchases of electrical components	(750)	(507)	(243)	48%	(2,580)	(1,759)	(821)	47%
Electrician salaries and payroll taxes	(341)	(392)	51	(13)%	(1,561)	(1,316)	(245)	19%
Share-based payment	(3,906)	(3,795)	(111)	3%	(10,915)	(21,788)	10,873	(50)%
Realized loss on disposition of digital assets	—	(28,567)	28,567	100%	—	(150,810)	150,810	100%
Reversal of revaluation loss on digital assets	1,183	23,284	(22,101)	(95)%	2,695	2,166	529	24%
(Loss) gain on disposition of property, plant and equipment	(2)	415	(417)	(100)%	(1,778)	(1,277)	(501)	39%
Impairment (charge) reversal on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	(2,270)	8,903	(11,173)	(125)%	(12,252)	(75,213)	62,961	(84)%
Impairment on goodwill	—	—	—	—%	—	(17,900)	17,900	100%
Net financial income (expenses)	(44,800)	7,128	(51,928)	(729)%	(32,308)	90,966	(123,274)	(136)%
Other	—	(2,124)	2,124	100%	(97)	(1,548)	1,451	(94)%
Total Cash Cost	31,102	23,498	7,604	32%	107,222	84,585	22,637	27%
Quantity of BTC earned	1,236	1,434	(198)	(14)%	4,928	5,167	(239)	(5)%
Total Cash Cost per BTC (in U.S. dollars)	25,200	16,400	8,800	54%	21,800	16,400	5,400	33%

[1]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

34	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES

As discussed below, the Company’s current financing strategy involves (a) selling the BTC it earns and the BTC it holds in treasury and (b) utilizing short-term debt, long-term debt and equity instruments to fund its expansion activities, operating expenses and debt service requirements. The Company anticipates requiring additional funds to complete its growth plans discussed in Section 7 - Expansion Projects of this MD&A.

Although the Company operates through its subsidiaries, there are no material legal restrictions and generally no practical restrictions on the ability of the subsidiaries to transfer funds to the Company, except that the Company may be subject to practical limitations on transferring funds from its Argentinian subsidiary. Beginning in the second half of 2019, the Argentine government instituted certain foreign currency exchange controls that could restrict the Company’s Argentinian subsidiary’s access to foreign currency, including the US dollar, for making payments abroad or transferring funds to its parent without prior authorization from the Argentine Central Bank. These regulations have continued to evolve and may become more stringent depending on the Argentine government´s perception of the availability of sufficient national foreign currency reserves. Further, recent changes, as well as any future changes, in national and provincial leadership may result in changing governmental perceptions and actions surrounding importation policies and the availability of foreign currency reserves for commerce. In late 2023, Argentina held a presidential election, resulting in the election of a new president, for which the implications for economic and monetary policy, and its impact on Bitfarms, cannot be ascertained as of the issuance date of this MD&A.

The Company sends funds periodically to its Argentinian subsidiary to fund its expansion based on supplier invoices that are paid by the Argentinian subsidiary. The Argentinian subsidiary provides Mining services for a market-based fee to its Canadian parent which owns and records revenue from the BTC earned in Argentina and, accordingly, the Argentinian subsidiary is not structured or contemplated to generate substantial cash flows above its internal requirements. The Argentinian subsidiary earns a market-based return on the services it provides to its Canadian parent.

A.	Cash Flows

	Year ended December 31,
(U.S. $ in thousands except where indicated)	2023	2022	$ Change	% Change
Cash, beginning of the period	30,887	125,595	(94,708)	(75)%
Cash flows from (used in):
Operating activities	23,598	36,250	(12,652)	(35)%
Investing activities	(58,343)	(155,011)	96,668	(62)%
Financing activities	87,878	24,010	63,868	266%
Exchange rate differences on currency translation	18	43	(25)	(58)%
Cash, end of the period	84,038	30,887	53,151	172%

35	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Operating Activities

Cash flows from operating activities decreased by $12.7 million during FY 2023 compared to FY 2022, primarily driven by:

●	A decrease in proceeds from sale of digital assets earned of $29.4 million as a result of selling less BTC in FY 2023 compared to FY 2022; and
●	Higher energy and infrastructure costs of $22.4 million as explained in Section 8B - Financial Performance - Cost of Revenues of this MD&A.

The decrease was partially offset by:

●	A decline in income taxes paid, with $15.0 million paid during FY 2022, compared to $11.6 million refunded during FY 2023;
●	Lower interest and financial expenses paid of $5.6 million;
●	Other favorable working capital variances totaling $5.2 million that are explained in Section 12 - Financial Position of this MD&A; and
●	Lower cash G&A expenses of $1.3 million.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $96.7 million during FY 2023 compared to FY 2022.

The decrease in cash flow used in investing activities is driven primarily by:

●	$45.3 million of net additions of property, plant and equipment (“PPE”) during FY 2023, compared to $142.6 million for the same period in 2022, primarily due to the acquisition of Miners and infrastructure build-out;
●	$22.9 million in advance payments mainly for the Paraguay expansions during FY 2023, compared to $41.8 million in advanced payments made on new PPE mainly for the Argentina expansion during FY 2022; and
●	The acquisition of 1,000 BTC for $43.2 million during FY 2022, compared to nil in FY 2023. Refer to Section 11B - Liquidity and Capital Resources (capital resources - digital asset management program) of this MD&A.

The decrease was partially offset by:

●	$12.2 million of net proceeds received in FY 2023 from the purchase and disposition of marketable securities to fund the Argentina expansion activities, compared to $51.6 million of net proceeds for the same period in 2022, as described in Note 28 - Additional Details to the Statement of Profit or Loss and Comprehensive Profit or Loss to the Financial Statements;
●	Proceeds of $21.1 million from the sale of digital assets purchased in FY 2022, compared to nil in FY 2023; and
●	The acquisition of assets in Baie-Comeau, Quebec, and in Paraguay for $2.4 million, as described in Note 5 - Acquisitions of Assets of the Financial Statements, compared to nil in FY 2022.

36	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities

Cash flows from financing activities increased by $63.9 million from $24.0 million for FY 2022 to $87.9 million for FY 2023.

FY 2023

●	The Company raised $68.5 million of net proceeds from its at-the-market equity offering program, $40.6 million of net proceeds from the private placement completed in November 2023, and $13.0 million of net proceeds from the exercise of stock options and warrants. The amounts raised were partially offset by scheduled and one-time payments relating to long-term debt and lease liabilities of approximately $30.5 million and $3.6 million, respectively.
●	The long-term debt repayments included:
◦	The settlement of the BlockFi Loan on February 8, 2023 for cash consideration of $7.8 million, as discussed below;
◦	Principal repayments of $22.2 million towards the NYDIG loan that reduced the outstanding balance to $4.0 million as of December 31, 2023; and
◦	The full repayment of the principal amount of the remaining Foundry Loans #2, #3 and #4, as defined in the Financial Statements, before maturity and without prepayment penalty, for $0.8 million.
●	The lease repayments included:
◦	The Company’s modification in February 2023 of its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $0.4 million for a payment of $0.1 million.

FY 2022

●	During FY 2022, the Company raised $67.2 million of net proceeds from long-term debt, received $40.0 million of proceeds from the credit facility (which was fully repaid in the fourth quarter of 2022), and $54.1 million of net proceeds from the Company’s at-the-market equity offering program; and
●	During FY 2022, these proceeds were partially offset by repayments towards the credit facility, long-term debt, and lease liabilities of $100.0 million, $31.2 million and $6.1 million, respectively.

BlockFi Loan

On February 18, 2022, Bitfarms’ subsidiary, Backbone Mining Solutions Inc. (“Backbone Mining”), entered into a $32.0 million equipment financing facility with BlockFi, which was classified as long-term debt in the statement of financial position. Backbone Mining owns or leases the assets of Bitfarms’ 20-megawatt active crypto Mining facilities in the State of Washington. The BlockFi loan was recourse only against Backbone Mining, and the loan was secured by its Miners and, in the event of default, BTC produced by those Miners.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety for cash consideration of $7.8 million, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12.6 million. Upon settlement, all of Backbone Mining’s assets, including 6,100 Miners collateralizing the loan, became unencumbered.

37	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program (the “ATM program”) on August 16, 2021, by means of a prospectus supplement dated August 16, 2021, to the Company’s short form base shelf prospectus dated August 12, 2021, and U.S. registration statement on Form-F-10, which included a prospectus supplement related to the ATM.

The ATM program expired on September 12, 2023. Over the course of the ATM program, the Company issued 105,368,000 common shares in exchange for gross proceeds of $277.0 million at an average share price of approximately $2.63. The Company received net proceeds of $268.3 million after paying commissions of $8.5 million to the sales agent for the ATM program and $0.3 million in other transaction costs.

Q4 2023 v. Q4 2022

During the three months ended December 31, 2023, the ATM program was not active, and no common shares related to the ATM program were issued. During the three months ended December 31, 2022, the Company issued 8,489,000 common shares in exchange for gross proceeds of $5.8 million at an average share price of approximately $0.68. The Company received net proceeds of $5.6 million after paying commissions of $0.2 million to the sales agent.

FY 2023 v. FY 2022

During FY 2023, the Company issued 52,121,000 common shares in the ATM program in exchange for gross proceeds of $70.8 million at an average share price of approximately $1.36. The Company received net proceeds of $68.5 million after paying commissions of $2.2 million to the sales agent, in addition to $0.1 million of other transaction fees. During FY 2022, the Company issued 29,324,000 common shares in the ATM program in exchange for gross proceeds of $56.0 million at an average share price of approximately $1.91. The Company received net proceeds of $54.1 million after paying commissions of $1.8 million to the sales agent, in addition to $0.1 million of other transaction fees.

38	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

A.	Cash Flows (Continued)

Cash Flows from Financing Activities (Continued)

Use of Proceeds

The Company has used the proceeds from the ATM Program that expired on September 12, 2023 to support the growth and development of the Company’s Mining operations, as described in Section 7 -Expansion Projects of this MD&A, as well as for working capital and general corporate purposes. Described below are the actual use of proceeds from the commencement of the ATM equity offering program through September 30, 2023:

Categories	Use of proceeds from August 16, 2021 to September 30, 2023
MicroBT Miners (completed in 2023)	126,313
Bitmain Miners (completed in 2023)	29,298
Washington Expansion	27,181
Sherbrooke Expansion (completed in 2022)	22,201
Argentina Expansion, net of gain on disposition of marketable securities	50,898
Cowansville Expansion (completed in 2022)	573
Paraguay Expansion (completed in 2023)	3,230
Baie-Comeau Expansion	3,988
Paso Pe (Paraguay) Expansion	4,628
268,310

Private Placement

In November 2023, the Company completed a private placement for total gross proceeds of $43.8 million (CAD$60.0 million) in exchange for 44,444,000 common shares and 22,222,000 warrants to purchase common shares. The Company plans to use the proceeds of the private placement to meet payment commitments on the purchase order of 35,888 T21 Miners expected to be delivered in 2024.

Q4 2023 v. Q4 2022

During the three months ended December 31, 2023, the Company received from the private placement completed in November 2023 net proceeds of $40.6 million after paying commissions and other fees of $3.2 million to the broker. In addition, 6,963,000 warrants and 2,307,000 broker warrants related to the private placement that closed on November 28, 2023, were exercised, resulting in the issuance of 9,270,000 common shares for proceeds of approximately $11.0 million. During the three months ended December 31, 2022, there were no new private placements or exercises of warrants from previous private placements completed by the Company.

FY 2023 v. FY 2022

During FY 2023, the Company received total net proceeds of $51.6 million compared to nil in FY 2022 for the same reasons explained in the Q4 2023 v. Q4 2022 section above.

39	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources

Bitfarms’ capital management objective is to provide the financial resources that will enable the Company to maximize the return to its shareholders while optimizing its cost of capital and still ensuring the Company has sufficient liquidity to fund its normal operating activities. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of the Company’s funding requirements, changes in economic conditions, the cost of providing financing, and the risks to which the Company is exposed. The Company’s financing strategy is to maintain a flexible capital structure that optimizes the cost of capital at an acceptable level of risk, to preserve its ability to meet financial obligations as they come due, and to ensure the Company has sufficient financial resources to fund its organic and acquisitive growth.

Based on the current capital budget and BTC prices, the Company currently anticipates that additional financing will be required to complete construction of additional facilities in Argentina, if the Company elects to do so, and to fund expansion activities in Canada and Paraguay to achieve its published hashrate targets. In order to achieve its business objectives, the Company may sell or borrow against the BTC that have been accumulated as of the date hereof as well as BTC received from its ongoing operations, which may or may not be possible on commercially attractive terms. Bitfarms intends to continue to manage its capital structure by striving to reduce operating expenses and unnecessary capital spending, disposing of inefficient or underutilized assets, obtaining short-term and long-term debt financing and issuing equity.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The next BTC Halving is expected to occur in April 2024, at which time BTC block rewards will decrease from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated on or about the year 2140, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools.

Digital Asset Management Program

In early January 2021, the Company implemented a digital asset management program under which it holds BTC for its intrinsic value and as a source of liquidity. The Company has internal controls over the management of its digital assets, which it evaluates and, as appropriate, enhances on a quarterly basis. Pursuant to the digital asset management program, the Company added 3,301 BTC to its balance sheet during the year ended December 31, 2021.

In January 2022, the Board of Directors (the “BOD”) authorized Management to purchase 1,000 BTC. During the second quarter of 2022, following the BOD approval, the Company sold 3,000 BTC in collateral to repay part of the Credit Facility and 350 BTC in treasury to manage liquidity levels. During the third quarter of 2022, the Company sold 670 BTC in collateral to repay part of the Credit Facility and 1,925 BTC in treasury to maintain sufficient liquidity levels. On August 1, 2022, Management received approval from the BOD to sell daily production, in addition to any sale of up to 1,000 BTC from treasury, should market conditions be justified in its discretion. During Q4 2022, the Company sold 1,359 BTC in collateral to repay the remaining balance of the Credit Facility in full and 1,734 BTC in treasury to manage liquidity levels. Since January 2022, the Company has not purchased any BTC.

40	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Digital Asset Management Program (Continued)

Presented below are the total BTC sold and proceeds per quarter in FY 2023, a portion of which was used to repay equipment-related indebtedness, with the remaining portion used to fund operations and expansion plans:

	Three months ended
(U.S. $ in thousands except where indicated)	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
Quantity of BTC sold	1,135	1,018	1,109	1,267
Total proceeds	41,585	28,354	30,886	28,483

The sale of BTC as described above, while the Company continued to earn BTC, resulted in total holdings of 804 BTC as of December 31, 2023, valued at approximately $34.0 million based on a BTC price of approximately $42,300, as of December 31, 2023.

Custody of digital assets

The Company’s BTC received from the Mining Pool for its computational power used for hashing calculations is delivered to multi-signature wallets that the Company controls or directs to external third-party custodians. On a regular basis, the Company transfers BTC from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”) and Anchorage Digital Bank National Association (“Anchorage Digital”). Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. The Company can transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

As of March 6, 2024, the Company has 807 BTC, valued at $54.1 million on its balance sheet. As of the date of this MD&A, 100% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

41	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

B.	Capital Resources (Continued)

Custody of Digital assets (Continued)

Coinbase Custody maintains an insurance policy of $320 million for its cold storage, and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s annual report, on Form 10-K, filed with the U.S. Securities Exchange Commission on February 15, 2024, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Hedging program of digital assets

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the BOD approved a hedging program and authorized Management, through a risk management committee specifically created for this purpose, to implement hedges using BTC option contracts for up to 20% of the Company’s BTC compensation per month and up to three months of future BTC compensation. In April 2023, the BOD authorized Management to increase the BTC option contracts to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation. As of March 6, 2024, the risk management committee has not engaged in hedging to the full extent approved by the BOD. The Company has a hedge in place of 160 BTC of expected future BTC compensation.

During the three and twelve months ended December 31, 2023, the Company secured BTC option contracts to sell digital assets which resulted in a loss of $0.3 million and $0.5 million, respectively, mainly related to premiums paid for the option contracts hedging the potential risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 22 to the Financial Statements for more details.

Synthetic HODL program of digital assets

Alongside the hedging program, and with the intent to manage a more capital-efficient portfolio, in June 2023, the BOD approved a HODL strategy, referred to as a synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC call options. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to allow the Company to accumulate BTC in treasury and increase BTC exposure in a manner that is risk-managed and capital efficient. As of March 6, 2024, the Company has active call option contracts providing the right to buy up to 135 BTC. It remains within the risk management committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the BOD to more adequately respond to market factors that are beyond the Company’s operational control. During the three and twelve months ended December 31, 2023, the Company purchased long-dated BTC call options which resulted in an unrealized gain of $0.5 million for both periods primarily attributable to the increase in the BTC price over the respected periods.

42	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

11. LIQUIDITY AND CAPITAL RESOURCES (Continued)

C.	Contractual obligations

The following are the contractual maturities of financial liabilities and gross lease liabilities (non-financial liabilities) with estimated future interest payments, as applicable, as of December 31, 2023:

(U.S. $ in thousands)	2024	2025	2026	2027	2028 and thereafter	Total
Trade accounts payable and accrued liabilities	9,077	—	—	—	—	9,077
Long-term debt	4,022	—	—	—	—	4,022
Lease liabilities	4,087	2,985	2,827	2,548	8,079	20,526
	17,186	2,985	2,827	2,548	8,079	33,625

D.	Commitments

As of December 31, 2023, the Company’s remaining payment obligations in connection with the 35,888 Bitmain T21 Miners purchase order are outlined below:

As of December 31,
(U.S. $ in thousands)	2023
Three months ending March 31, 2024	41,446
Three months ending June 30, 2024	44,551
85,997

With the Company’s recent private placement closed during the year ended December 31, 2023, as disclosed in Note 21 of the Financial Statements, the Company anticipates having sufficient liquidity to complete the payment obligations included in the table above.

E.	Contingent liability

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting their manufacture in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%. Since the request for information by U.S. Customs and Border Protection, the Company has been working with the vendor to validate their origination outside of China by visiting contract manufacturer sites and by examining and documenting the manufacture and assembly of the Miners by the vendor and its third-party contractors.

During the third quarter of 2023, the Company submitted the supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9.4 million do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of December 31, 2023.

43	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION

A.	Working Capital

	As of December 31,	As of December 31,
(U.S. $ in thousands)	2023	2022	(1)	$ Change	% Change
Total Current Assets	129,984	69,088		60,896	88%
Total Current Liabilities	69,154	67,413		1,741	3%
Working Capital	60,830	1,675		59,155	nm

With the next halving event currently anticipated to occur in April 2024, the Company places, and continues to place, importance on maintaining sufficient liquidity to manage the uncertainty and capitalize upon suitable opportunities the halving event may present. As of December 31, 2023, Bitfarms had working capital of $60.8 million, compared to $1.7 million as of December 31, 2022. The increase in working capital was mostly due to:

●	A $53.2 million increase in cash, mainly related to the issuance of (i) 52,121,000 common shares from the ATM program, for net proceeds of $68.5 million, (ii) 44,444,000 common shares from the private placement completed in November 2023, for net proceeds of $40.6 million, and (iii) 12,317,000 common shares from the exercise of stock options and warrants, for total proceeds of $13.0 million. The liquidity raised was partially used for expansion projects during FY 2023, with the remainder intended for future payments for T21 Miners and general working capital purposes.
●	A $27.3 million increase in total digital assets, including the digital assets pledged as collateral, resulting from the increase of the Company’s treasury by 399 BTC and the appreciation of the BTC price during FY 2023.
●	The extinguishment of the BlockFi loan in Q1 2023, which had an outstanding balance of $20.0 million on December 31, 2022, for a payment of $7.8 million, resulting in an increase of $12.2 million in working capital. Refer to section 11A - Liquidity and Capital Resources for details on the extinguishment of the BlockFi loan.
●	Scheduled capital repayments of $22.2 million towards the NYDIG loan. The effect on working capital is nil as the repayments decreased the cash balance and the loan balance by corresponding amounts.

The increases in working capital was partially offset by:

●	An increase in warrant liabilities of $40.3 million due to the closing of the November 2023 private placements and the subsequent fair value revaluation of the warrants for the 2021 and the November 2023 private placements.
●	A decrease in short-term prepaid deposits of $6.5 million, mainly related to an impairment loss of $7.0 million during FY 2023. Refer to section 8E - Financial Performance (Impairment).
●	A decrease in taxes receivable of $12.1 million following the receipt of tax refunds during FY 2023.

[1]	Prior year figures are derived from restated financial statements. Refer to Section 15 - Restatement.

44	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

12. FINANCIAL POSITION (Continued)

B.	Property, plant and equipment

The net book value of PPE by country is as follows:

	As of December 31,	As of December 31,
(U.S. $ in thousands)	2023	2022	$ Change	% Change
Canada	101,454	142,654	(41,200)	(29)%
USA	18,154	32,664	(14,510)	(44)%
Argentina	54,657	31,927	22,730	71%
Paraguay	11,747	12,183	(436)	(4)%
	186,012	219,428	(33,416)	(15)%

As of December 31, 2023, Bitfarms had PPE of $186.0 million, compared to $219.4 million as of December 31, 2022. The decrease of $33.4 million, or 15%, was primarily due to the $41.2 million decrease of PPE in Canada, mainly related to depreciation expense. PPE in the USA and Paraguay decreased by $14.5 million and $0.4 million, respectively, mostly due to depreciation expense incurred on Miners. These decreases were partially offset by the $22.7 million increase in Argentina PPE primarily due to the delivery of approximately 13,400 Miners in FY 2023.

C.	Intangible assets

As of December 31, 2023, Bitfarms had intangible assets of $3.7 million, compared to $33,000 as of December 31, 2022. The $3.7 million increase is mainly due to the Company’s three acquisitions of groups of assets in Quebec and Paraguay during the year ended December 31, 2023, net of $0.1 million of amortization. Each of those acquisitions of groups of assets resulted in contractual access rights to hydro power electricity.

The following table summarizes those access rights:

(U.S.$ in thousands except where indicated)	Additions to intangibles	Additional capacity		Term of contractual access rights	Amortization method and period
Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the facility
Villarrica (Paso Pe), Paraguay	1,065	50 MW	*	Ending on December 31, 2027	Straight-line over the access rights period
Yguazu, Paraguay	421	100 MW		Ending on December 31, 2027	Straight-line over the access rights period
	3,801	172 MW

*	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

Refer to Notes 5 and 14 to the Financial Statements for more details.

45	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

13. FINANCIAL INSTRUMENTS

The Company discloses information on the classification and fair value of its financial instruments, as well as on the nature and extent of risks arising from financial instruments, and related risk management in Note 22 to the Financial Statements. Risks are related to foreign currency, credit, counterparty, liquidity, and concentration.

14. RELATED PARTY TRANSACTIONS

The Company discloses information on its related party transactions, as defined in IAS 24, Related Party Disclosures, in Note 23 to the Financial Statements.

15. RESTATEMENT

In the Financial Statements, the Company has restated its consolidated statements of financial position as of December 31, 2022 and January 1, 2022, its consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2022 and its consolidated statements of cash flows for the year ended December 31, 2022, which were previously filed on SEDAR+ and EDGAR. Subsequent to the original issuance of those financial statements, Management, with the assistance of outside counsel, conducted a review of the private placement financings which closed in 2021 (“2021 private placements'') to determine if the warrants issued should be recognized as financial liabilities and accounted for at fair value through profit and loss rather than as equity instruments.

The 2021 private placement financings were comprised of common shares and warrants. The warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause (i.e., there was a contingent variability provision). In accordance with IAS 32, Financial Instruments: Presentation, variability in the number of its own shares delivered upon exercise of the warrants would result in a financial liability.

In 2023, the Company concluded that the proper accounting classification of the warrants was as financial liabilities and accounted for at fair value through profit and loss. Although the conditional settlement provisions attached to the warrants are unlikely to occur, they are deemed to be genuine and, accordingly, the warrants should be recognized as financial liabilities.

The Company has made adjustments to the figures reported in the previously mentioned financial statements periods and present the warrants issued in connection with the private placement financings as financial liabilities as shown in the restated audit consolidated financial statements for the years ended December 31, 2023 and December 31, 2022.

For additional information on the financial statements restatement, please refer to Note 3e of the Financial Statements.

46	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Disclosure Controls and Procedures

Management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of the Company, has designed or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that:

i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared; and

ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management, under the supervision of the Company’s CEO and CFO, has evaluated, or caused to be evaluated, the effectiveness of the Company’s DC&P as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings as of December 31, 2023. As a result of this evaluation, the Company’s CEO and CFO have concluded that the Company’s DC&P were not effective as of December 31, 2023, and that the design and operating of the Company’s DC&P were not effective to provide reasonable assurance that all material information relating to the Company was reported as required because material weaknesses in the current operation of the Company’s internal control over financial reporting were identified, as described below.

B.	Management’s annual report on internal control over financial reporting

Management, under the supervision of the CEO and CFO, is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”). Management, under the supervision of the CEO and CFO, has designed ICFR, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management, under the supervision of the CEO and CFO of the Company, has evaluated the effectiveness of its ICFR as of December 31, 2023, as defined in National Instruments 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management concluded that, as of December 31, 2023, the Company’s ICFR was not effective because a material weakness existed.

47	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

16. INTERNAL CONTROLS OVER FINANCIAL REPORTING (Continued)

B.	Management’s annual report on internal control over financial reporting (Continued)

Identified material weaknesses

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In conjunction with the preparation of the Company’s financial statements for the year ended December 31, 2023, and specifically, in connection with the accounting for private placement warrants that were issued in the fourth quarter of 2023, Management identified an error in its accounting for previously issued warrants that were issued in connection with certain private placement financings in 2021. Management has determined that the control over accounting for complex financing transactions did not operate effectively in 2021 as the warrants issued in 2021 should have been classified as a financial liability and accounted for at fair value through profit and loss, and not as equity instruments. The restatement to correct the classification and subsequent accounting for those warrants impacted the consolidated financial statements of the company for the year ended December 31, 2022, which has been reflected in the restated comparative periods (including an opening balance sheet as of January 1, 2022) presented in the consolidated financial statements for the year ended December 31, 2023.

Refer to Section 15 for more details about the material errors and related restatements. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness.

Status of remediation plan

Remediation efforts to date comprise expanding the finance team to include more Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company's legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing and its remediation plan is expected to be completed during 2024.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of this MD&A.

C.	Changes in internal control over financial reporting

With the exception of the items identified above, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on October 1, 2023 and ended December 31, 2023.

D.	Limitation of DC&P and ICFR

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

48	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

17. SHARE CAPITAL

As of the date of this MD&A, the Company has 339,274,000 common shares outstanding, 12,177,000 vested and 8,647,000 unvested stock options, 29,898,000 warrants outstanding and 625,000 restricted stock units. There are no preferred shares or any other classes of shares outstanding.

18. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the President and CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Argentina

The Company operates one 54 MW server farm located in Cordoba, Argentina (with an electrical infrastructure capacity of 55 MW). Refer to Section 7 - Expansion Projects - A. Argentina Expansion of this MD&A and the 2023 AIF under Section 5.2 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates one 10 MW server farm located in Villarrica, Paraguay. Refer to Section 7 - Expansion Projects - B. Paraguay Expansion of this MD&A and the 2023 AIF under Section 5.3 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

There are no material restrictions in Paraguay on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

49	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

18. REGULATORY COMPLIANCE (Continued)

Washington State

The Company operates one 18 MW server farm located in the State of Washington in the United States. Refer to Section 7 - Expansion Projects - C. Washington Expansion of this MD&A and the 2023 AIF under the Section 5.4 - FUTURE GROWTH PLANS - WASHINGTON EXPANSION.

There are no material restrictions in Washington on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Québec

The Company operates a total of eight server farms with an aggregate power capacity of 158 MW located in the Province of Québec, Canada. Refer to Section 7 - Expansion Projects - D. Canada Expansion of this MD&A and the 2023 AIF under the Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

There are no material restrictions in Québec or Canada on the business of operating a server farm or conducting the business of the Company as described herein and in the 2023 AIF, and as of the date of this MD&A, the Company has not received any material notices or statements from regulatory authorities in the Québec or Canada that would negatively impact its operations in Québec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Québec or Canada.

50	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business, financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair its operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this MD&A, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

Bitcoin Halving Event

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving”. The BTC blockchain has undergone halvings three times since its inception. Most recently, in May 2020, the BTC Block Reward decreased from 12.5 to 6.25 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 BTC Halving had a significant negative impact on the Company’s profitability for several months following the BTC Halving. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the BTC Halving is that market variables of BTC price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next BTC Halving to incentivize profitability levels is unknown.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. Once 21 million BTC are generated, the network will stop producing more. The next BTC Halving is expected to occur in April 2024, at which time BTC Block Rewards will decrease from 6.25 BTC per block to 3.125 BTC per block. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the corresponding decrease in the compensation the Company receives from the Mining Pool(s) in which it participates.

If BTC price and difficulty do not maintain or continue their trend of adjusting to pre-BTC Halving profitability levels over time, or the period of market normalization after the BTC Halving to pre-BTC Halving profitability levels is too long, there is a risk that a future BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

51	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and been a member of multiple third-party Mining Pools; however, as of the date hereof, it participates in only one Mining Pool, being Foundry Pool. Foundry Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. In the event that Foundry Pool (or any other Mining Pool in which the Company participates) ceases making payments to Bitfarms for whatever reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, Bitfarms would expect to immediately cease contributing its Hash power to such Mining Pool and either: (i) join a different Mining Pool; or (ii) commence Mining independently. The Company estimates that such a switch would take approximately one day in either scenario. Given that Foundry Pool pays the Company on a daily basis, the cost of switching, if such a switch is ever deemed necessary by the Company, is expected to be the lost revenues the Company would have earned had it been Mining during that approximate one day period (and one additional day in the case Foundry Pool failed to pay the Company for its work, causing the decision to leave the Mining Pool). In the event that the Company is unable to make such a switch of its operations in a timely manner and its Mining operations experience significant down time, it may experience a material adverse change.

Reliance on Foreign Mining Pool Operator

Bitfarms participates in a single Mining Pool, being Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry Pool and the terms of services and other terms and conditions that govern its relationship with Foundry Pool. Foundry Pool has the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees. In the event that any such modifications are unattractive or unacceptable to the Company, it may: (i) join a different Mining Pool; or (ii) commence Mining independently, either of which may cause a material adverse change. See risk factor Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator above.

As a control measure, on a monthly basis, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments the Company received from Foundry Pool. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry Pool. In the event that the Company identifies a material difference, the Company may have to engage in litigation and/or cease its relationship with Foundry Pool, either of which may have a material adverse effect on the Company.

Mining Pool Agreements Governed by Foreign Laws

The agreement between the Company and Foundry Pool is governed by the laws of the State of New York. Furthermore, the Mining Pool agreement contains an arbitration provision that requires any dispute arising out of or relating to the Company’s agreement with Foundry Pool, or the breach thereof, to be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. In such a case, the Company may experience a material adverse change.

Independent Mining Risks

In the event the Company decides to cease participating in a Mining Pool and conduct Mining operations independently, it may be exposed to certain risks. Refer to Section 2 - Company Overview. The primary risk of conducting independent Mining is that the Company could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In such a circumstance, the Company may need to borrow or raise additional capital to continue operations. There can be no guarantee that the Company could obtain any such financing on commercially attractive terms, or at all, and, consequently, the Company could experience a material adverse change.

Indemnification of Mining Pool

Pursuant to the terms and conditions of the Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, and expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death), arising out of or relating to the Company’s participation in Foundry Pool. In the event of any such losses, damages, or expenses, the Company may experience a material adverse change.

52	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates

The Company relies on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions, including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction, including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

For example, in 2018 and 2019, the U.S. enacted tariffs (or increased existing tariffs) on certain items imported from other countries. Following their enactment, the tariffs sparked an international trade war in which other countries enacted tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether treaties or other trade policies like those will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third-party manufacturers, which could have an adverse impact on the Company’s business, financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions that apply to the jurisdictions in which the Company operates or in which third parties with which the Company does business operate, could negatively impact the Company’s business, financial condition and results of operations.

Emerging markets

Investing in a company with operations in emerging markets entails certain inherit risks.

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

53	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging markets (Continued)

Investing in a company with operations in emerging markets entails certain inherit risks. (Continued)

There can be no guarantee that one or more of the events described above will not occur in the future, and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions, which, in turn, may have a material adverse effect on the Company’s overall business, financial condition and results of operations, and/or the trading price of the Company’s shares.

Argentina and/or Paraguay may experience economic volatility and other challenges that could affect the Company’s business, financial condition and result of operations.

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The economies of Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects.

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect their balance of payments and, consequently, their respective economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis, which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, growth stagnated starting in 2012, and Argentina has struggled to curb strong inflationary pressures since, with inflation spiking in 2023. In particular, Argentina’s annual inflation rate for 2023 ended at 211.4%, the highest since the early 1990s, and it currently has one of the highest rates of inflation in the world. Argentina’s high rate of inflation may adversely impact the Company’s business, results of operation and financial condition in the future. Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if, the Argentine VAT receivable will be settled.

54	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging markets (Continued)

The economies of Argentina and Paraguay are vulnerable to external shocks caused by significant economic difficulties of their respective trading partners or by more general “contagion” effects. (Continued)

The economic conditions of Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay compared to foreign currencies; (iv) competitiveness and efficiency of domestic industries and services; (v) levels of domestic consumption and foreign and domestic investment and financing; and (vi) the rate of inflation. Any difficulties faced by the economies of Argentina and Paraguay or challenging or deteriorating financial condition of the same could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, those laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

The Company has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in those countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors, or agents that could be in violation of various laws, including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company, or otherwise committed on its behalf, including by its employees, directors, or other agents, could have a material adverse effect on the Company’s business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

55	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging markets (Continued)

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations.

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, following which the government submitted a bill in order to maintain the 30% rate until the end of 2021 and to extend the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, media coverage of cryptocurrency, inflation, and political or economic events, as well as market acceptance and demand for cryptocurrency. The market price of one BTC, in the Company’s principal market, ranged from approximately $16,600 to $44,700 during the year ended December 31, 2023 and ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022. Although the Company partially hedges its investment in BTC, such hedging practices may not adequately protect the Company from BTC’s price volatility and surrounding risks.

56	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Valuation and Price Volatility of Cryptocurrencies (Continued)

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell BTC are currently determined by Management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (e.g., purchases of Miners and debt financing) the Company has made, and may in the future make, were or will be tied to the price of BTC at the time of each of those decisions. For example, in 2021, the Company made purchase commitments in respect of a significant number of new Miners to be delivered and paid for during the year 2022, when BTC and Miner prices were much lower than at the time of such purchase. Although the Company was successful in renegotiating the agreement and canceling some of those purchase commitments, it may not be able to do so in the future. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies and related mining equipment may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Further, the price of mining equipment is often tied to the price of cryptocurrencies and other cryptocurrency economics, such as mining difficulty and the value of corresponding rewards. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the trading price of the Company’s common shares.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares is, and, in the future, is likely to continue to be, highly correlated to the trading price of BTC. BTC Mining companies’ stock have shown volatility relative to BTC, with many such stocks outperforming BTC in 2020 and 2021 but underperforming relative to BTC in 2022. For example, the closing price of the Company’s common shares on December 31, 2022 was $0.44 and the closing price of BTC was approximately $16,500 and, as of December 30, 2023, the closing price of the Company’s common shares was $2.91 and the closing price of BTC was approximately $42,300.

The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company has made, and may continue to make, decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners (or exercising any options it has to purchase new Miners) and incurrence of indebtedness, when BTC prices were, or may be, significantly higher or lower than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of potential general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 17 - Long-term Debt to the Financial Statements.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses, have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from $0.42 to $3.56 on Nasdaq and CAD$0.57 to CAD$4.68 on the Toronto Stock Exchange from January 1, 2023 to December 31, 2023. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of BTC. Refer to “Valuation and Price Volatility of Cryptocurrencies and Mining Equipment” above for more details. Other factors that may impact the trading price of the Company’s common shares include, but are not limited to:

●	variations in the Company’s financial results between periods or as compared to the Company’s projections or the projections or actual results companies that are perceived to be similar to the Company;
●	actions by the Company, its competitors, or others in the cryptocurrency industry, such as acquisitions, bankruptcies or restructurings;
●	additions or departures of key management personnel;
●	legal proceedings involving the Company, the cryptocurrency industry or both;
●	legislative or regulatory actions;
●	changes in market valuations of companies similar to the Company;
●	the prospects of and changes affecting participants in the cryptocurrency industry;
●	actions by the Company’s shareholders;
●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;
●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;
●	general economic, regulatory, market and political conditions; and
●	other risks, uncertainties and factors described in these risk factors or otherwise not currently known to the Company.

58	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Share Price Fluctuations (Continued)

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have, in the past, caused, and may, in the future, cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become the subject of that type of litigation in the future, which litigation may be expensive to defend and may divert Management’s attention and resources from the operation of the Company’s business.

In addition, the Company must comply with the continued listing requirements of the Toronto Stock Exchange, Nasdaq or any other securities exchange on which its securities are listed in the future to avoid its securities being delisted. A delisting from the Toronto Stock Exchange and/or Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient system than listing on a national exchange, such as the Toronto Stock Exchange and Nasdaq, because of the OTC’s lower trading volumes, transaction delays and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2023, the Company had cash of $84.0 million, compared to $30.9 million as of December 31, 2022. The Company expects to continue to depend upon selling BTC earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

59	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Future Capital Needs, Uncertainty of Additional Financing and Dilution (Continued)

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly-issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term lenders as described in more detail in this MD&A, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions, and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;
●	create liens on the Company’s assets;
●	pay dividends or make other equity distributions;
●	repurchase the Company’s equity securities;
●	make certain investments;
●	sell assets; and
●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

60	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Indebtedness (Continued)

As a result of any such restrictive covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, the indebtedness may contain affirmative covenant obligations (e.g., debt to equity ratios, EBITDA requirements, etc.) that may constrain the Company’s financing opportunities and business activities. Any violation by the Company of any of such restrictive or affirmative covenants or failure by the Company to meet payment obligations (as was the case in early 2023 in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt. The occurrence of any such violation by the Company and the exercise by its lenders of remedies with respect to any such violation could have a material adverse effect on the Company’s business, financial condition and results of operations.

Hedges

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although the Company undertakes hedging activities on a risk adjusted basis, there can be no certainty that such activities will be profitable, and these activities could result in significant losses.

In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility, which has contributed to the bankruptcy of several financial institutions in the United States or the rescue thereof by governmental authorities. The continuation of such adverse economic conditions and other related factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it, or at all, and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the financial condition of the Company may suffer and the price of the Company’s common shares may be adversely affected.

61	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Global Financial Conditions (Continued)

The Company currently engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility, and, in the future, the Company may enter into additional hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, such as interest rates. Although hedging is expected to reduce the impact of these aforementioned risks, entering into hedging transactions may expose the Company to risks associated with such transactions. Hedging against a decline in the values of the Company’s assets caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of BTC Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If BTC shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (e.g., lower priced electricity, processing, real estate or hosting) less competitive. In September 2022, another prominent cryptocurrency, Ether, shifted from proof of work to a proof of stake validation method. If BTC switches to proof of stake validation in the future, Bitfarms, as a result of its efforts to optimize and improve the efficiency of its BTC Mining operations, may be exposed to the risk of losing the benefit of its capital investments and the competitive advantage Bitfarms hopes to gain from this as a result and may otherwise be negatively impacted. Such events could have a material adverse effect on Bitfarms’ ability to continue as a going concern or to profitably pursue its current growth strategy, which could have a material adverse effect on Bitfarms’ business, prospects or operations and potentially the value of any BTC that Bitfarms earns or otherwise acquires or holds for its own account.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects, as well as an investment in the Company’s common shares, can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages and limitations with respect to personnel, financial and other resources. Although the Company has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Company will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2023, the Company had a net loss from continuing operations of $104.0 million, which net losses were generated as the Company executed its business plan and expands its bitcoin mining activities as bitcoin prices have at times been in a bear market. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success, which is dependent on bitcoin prices, among other factors.

62	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Employee Retention and Growth

The Company depends on a number of key employees including, in particular, the members of the Company’s Management, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and have an adverse impact on the Company’s industry relationships, project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company has not historically purchased, and, in the future, does not expect to purchase, key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company also depends on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical standards. The Company faces competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its Management, personnel or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company may be vulnerable to intrusions by hackers who could interfere with and introduce defects into the Company’s Mining operations. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly susceptible to platform failures and fraudulent activities, which may have an adverse effect on the underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of these and other factors, traditional banks and other banking institutions may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the industry difficult or impossible. The Company has experienced and may in the future experience such banking challenges, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

63	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of available technology and invest in hardware and equipment required for maintaining and, as applicable, enhancing its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that Mining hardware will be readily available, whether at a price that is commercially acceptable to the Company or at all, when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the BTC network hashrate is increased, the BTC network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain or improve their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining companies have attempted to achieve greater hashrate by deploying increasingly sophisticated, powerful and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, the Company’s hashrate may stagnate and fall behind its competitors, potentially resulting in a decline in its revenues, which would have a material adverse effect on the Company’s results of operations and financial condition.

64	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining operations in the Province of Québec, Washington State, Paraguay and Argentina. The Company’s current and future operations and anticipated growth, and the sustainability of hydro-electricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations, poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regimes are summarized as follows:

Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, the city of Baie-Comeau, Grant PUD, CLYFSA and Generación Mediterranea S.A. Regulated power suppliers may be subject to public policy initiatives and economic development programs which may or may not support the crypto mining industry. There can be no assurance that electricity will continue to be provided in the future or not curtailed to accommodate other users, or otherwise made available on terms which are economic for the Company’s current and future operations, anticipated growth, and sustainability. Any suspension or cessation of power supply, failure of electrical networks, or changes in cost structure which are not economic, in the jurisdictions where the Company utilizes power for its operations, could result in a material adverse effect on the Company.

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2 amended the Act respecting the Régie de l’énergie du Québec (the “Régie”) by giving the Government of Québec the power to determine by regulation the cases in which Hydro-Québec, or any other electrical service provider, may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie. Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog, Baie-Comeau and Sherbrooke facilities. The rates imposed on Hydro-Québec by the Régie are subject to change. Although power is supplied by Municipal Networks to the Company, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set pursuant to the Hydro-Québec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all industrial clients, which includes CB tariff users (for Cryptocurrency Mining), M tariff users or LG tariff users regardless of end use. There is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners, and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018, or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

65	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec (Continued)

●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects would be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Québec expansion projects, it would be required to participate in the call for tenders process. However, the Régie’s decision also meant that the Company’s pre-existing operations in the Province of Québec would remain subject to the M or LG tariff in force, as the case may be, and they were exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff would apply to energy consumption not previously authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie did impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the already operating Facilities in Québec. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

●	Step 3: On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network were to be subject to non-firm service, starting in Winter 2021-2022. The non-firm service applies for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion, the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, had already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
(b)	new clients entering the market through the call for tenders process would be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
(c)	load shedding for 300 hours was estimated to represent only 3.4% of the 8,760 hours in a year. The Régie did not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

66	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec (Continued)

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Québec.

On May 30, 2022, the Company filed with the Régie an administrative complaint against Hydro-Québec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Québec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, had still not put in place the allocation process approved by the Régie.

On June 30, 2022, Hydro-Québec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie its Supply Plan for the period 2023 to 2032 and requested the Régie authorize the suspension of the allocation process for the granting of the balance of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company has actively participated in the regulatory process on the approval, by the Régie, of the Supply Plan and has challenged Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Québec’s request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assessed the Supply Plan submitted by Hydro-Québec. The Company did not challenge this decision but has strongly challenged Hydro-Quebec’s request to reduce the amount of power allocated to zero.

On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block, which totaled approximately 270MW at the time. In addition, the Régie decided to maintain the 32.6 MW of the reserved block that had already been allocated to CB tariff clients. The Régie considered that the potential reallocation of the quantities currently held by these customers in case of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Quebec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block already allocated. Hydro-Quebec requested, and the Régie accepted, that such new process be presented on or before January 31, 2024. The hearing is expected to be held between May 13 and June 21, 2024.

In November 2023, the Company’s complaint was suspended at the request of the parties while the Company and Hydro-Quebec entered into direct discussions. On January 17, 2024, after settlement discussions proved to be unsuccessful, the Company requested the reactivation of the complaint and that a date of hearing be fixed.

67	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Quebec (Continued)

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at preferential rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary preferential rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a preferential rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the Cowansville Facility is subject to a preferential rate of 5% on its first 5 MW of power; and the Farnham Facility is subject to a preferential rate of 20% on its first 10 MW of power.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydro-electric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each; thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per KW of billing demand plus a variable component of USD 2.100¢ per kWh for the first 50,000 kWh of consumption and USD 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17 (“Schedule 17”). The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of 0.389¢ per kWh of consumption. Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption in its operations in Washington State may adversely impact its profitability.

Paraguay

In December 2021, the Company completed the construction of a 10 MW facility in Paraguay (Villarrica). The facility is powered by CLYFSA. CLYFSA is the only private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per KW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

68	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Paraguay (Continued)

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA as detailed above, they may be relevant to future new operations in that territory.

In July 2023, the Company entered into two power purchase agreements in Paraguay for up to 150 MW of hydro power until December 31, 2027: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world. Hydro power at both locations will be provided by ANDE at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027, and is not subject to annual inflationary adjustments.

Argentina

In 2021, the Company commenced the construction of a 56 MW facility in Argentina (Rio Cuarto - Cordoba). Construction concluded during Q3 2022, and the site started operations gradually by adding 10MW modules at a time until September 2023, when it became fully operational. The facility receives electricity from Generacion Mediterranea S.A. (“GMSA”), one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh, up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

69	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks (Continued)

Argentina (Continued)

The agreement also allows for GMSA to renegotiate the $0.02 per kWh rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kWh rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also specifies certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;
●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and
●	Regulatory intervention limiting GMSA’s supply of natural gas.

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s operations in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro-rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

In November 2023, the Company entered into an agreement with GMSA to receive power at its facility in Rio Cuarto at a fixed rate of 2.1 cents per kWh for the months of November through April 2024, which is expected to lower the Company’s blended cost of power over a full year of operations at approximately 2.5 cents per kWh plus taxes.

70	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to continue using certain commodities in its current and future cryptocurrency Mining operations, including hydro-electricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities, whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which are difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher sanctions as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms, and the ongoing operation of the Company’s existing Mining farms, will require additional capital to fund expenses. The Company’s operating expenses and capital expenditures may also increase in future years as it adds consultants, personnel and equipment associated with the maintenance of its Mining farms and any other Mining farms the Company may acquire or develop, potentially leading to a decrease in the Company’s profits if its revenues do not increase correspondingly. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 and into early 2023 (namely, FTX Trading Ltd., Celsius Network LLC, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets and in BTC. These events have also negatively impacted the liquidity of the digital asset markets and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These and similar events are ongoing and may occur with respect to other participants in the digital asset ecosystem in the future to develop, and it is not possible to predict at this time all of the risks that such events may pose to the Company, its service providers, the other third parties with which it does business or the digital asset industry as a whole.

71	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues (Continued)

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in this MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the larger ecosystem, which could adversely affect an investment in the Company. Such market volatility has had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the price of BTC as the results of its operations are significantly tied to the price of BTC.

These and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of the current and future custodians of the Company’s BTC or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Significant costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies

As a public company, the Company incurs significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations and Toronto Stock Exchange and Nasdaq listing requirements. In particular, the Company has needed, and continues to need, to enhance and supplement its internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable the Company to satisfy such reporting obligations.

Expense and impact of restatement of the Company’s historical financial statements

The Company restated certain historical financial statements to reflect a correction to its accounting for warrants issued in the 2021 private placements. Specifically, the Company had previously accounted for the warrants as equity instruments; however, in connection with the preparation of its financial statements for the year ended December 31, 2023, Management concluded that the proper accounting classification of the warrants was as financial liabilities due to the cashless exercise feature included in the warrants. For more information, see Section 15 - Restatement in this MD&A. It is difficult to predict all of the ramifications to the Company from the restatement. The restatement process was time and resource-intensive and involved substantial attention from management and significant costs and expenses, including for professional advisors assisting with the restatement. Although the restatement is now completed, it is possible that the Company will receive inquiries from the SEC, Canadian securities regulators, TSX and/or Nasdaq regarding the restated financial statements or related matters, which could consume a significant amount of resources. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility in stock prices and declines in stock prices and shareholder lawsuits, which can be expensive to defend and divert Management attention and resources. The Company may suffer similar consequences as a result of the restatement.

72	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards

Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear how Bitcoin miners (in particular, non-U.S. companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the SEC, particularly as they relate to the Company and the financial accounting of its Bitcoin-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards. In addition, the accounting policies of many Bitcoin mining companies are being subjected to heightened scrutiny by regulators and the public. More specifically, the Company received comments from the staff of the SEC’s Division of Corporation Finance Office of Crypto Assets on the financial statements included in the Company’s annual report on Form 40-F for the year ended December 31, 2022 filed with the SEC, which comments focused on the accounting of the Company’s Bitcoin-related operations. Some of those comments have not yet been resolved.

It is possible that, as a result of the SEC’s determinations as to the application of the relevant IFRS Accounting Standards and the resolution of the Company’s SEC comments, the Company could be obligated in the future to restate historical financial statements. In connection with any such restatement, as well as the warrant accounting restatement, the market price of the Company’s common shares could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the SEC or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company, the financial accounting of its bitcoin-related operations and the SEC comments the Company has received in respect of such matters, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Internal Control Material Weakness

Under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company is required to document and test its internal control procedures and prepare annual management assessments of the effectiveness of the Company’s internal control over financial reporting. The Company’s assessments must include disclosure of identified material weaknesses in its internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of the Company’s financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to the Company’s business. Additionally, the Company may not be successful in remediating any deficiencies that may be identified.

73	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Internal Control Material Weakness (Continued)

In the course of preparing the financial statements for the year ended December 31, 2023, Management identified a material weakness in the effectiveness of the Company’s ICFR for each of the years ended December 31, 2021, 2022 and 2023 related to the classification of warrants as financial liabilities that resulted in the restatement of the Company’s financial statements for the year ended December 31, 2022. For more information, including a description of the remediation efforts that the Company believes are required to address the identified material weakness, refer to the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in this MD&A. The Company cannot assure investors that the measures the Company has taken or, in the future, will take will in fact be sufficient to remediate the control deficiencies that led to the material weakness in its ICFR or that such measures will prevent or avoid potential future material weaknesses, and the Company’s current controls and any new controls that it develops may become inadequate because of changes in conditions in the Company’s business. Further, additional weaknesses in the Company’s ICFR may be discovered in the future.

If the Company is unable to remediate its material weakness or any future material weaknesses and otherwise implement and maintain effective ICFR, there may be material misstatements in the Company’s consolidated financial statements, the Company may be unable to comply with its reporting obligations on a timely basis, or the Company may fail to prevent or detect fraud. In any such case, the price of the Common Shares could be negatively impacted, and the Company could be unable to raise additional capital on terms acceptable to Management or at all. The lack of effective internal controls could thus materially adversely affect the Company’s financial condition and ability to implement the Company’s business plan.

Even if the Company were to conclude in the future that its ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, because of its inherent limitations, ICFR may not prevent or detect all instances of fraud or misstatements. Regardless of how well designed and operated a control system may be, it can only provide reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See section 7b - Argentina Expansion, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

74	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Political and Regulatory Risk (Continued)

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost, and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right, to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in unfavorable conditions relating to the liquidity of and value of an investment in the Company’s common shares, such as restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares or in the securities of companies in the Mining industry. Any such unfavorable conditions could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. For example, novel or unique assets such as BTC and other digital assets may be classified as securities if they meet the definition of investment contracts under applicable securities laws. In recent years, the offer and sale of digital assets other than BTC, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the U.S. Securities and Exchange Commission (the “SEC”). While the Company believes that BTC is unlikely to be considered an investment contract and, thus, the BTC it holds is unlikely to be considered a security under the investment contract definition, the Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including BTC, will never be classified as securities under applicable securities laws. If BTC is considered a security, the Company may be required to register as an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), and comply with other requirements applicable to investment companies, which would, in turn, cause the Company to incur significant expenses, thereby materially and adversely impacting an investment in the Company. In addition, registration as an investment company may not be possible under the 1940 Act or may require meaningful corporate changes to effectuate, which, in turn, may have a material adverse effect on the Company’s business, financial condition and results of operations. The effect of any future such regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, but any such change could be substantial and adverse to the Company.

The attitude toward and regulations applicable to foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which the Company operates may also change, including changes that are adverse, rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

75	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Political and Regulatory Risk (Continued)

On June 22, 2023, the Canadian Department of Finance released the Budget Implementation Act, Bill c.47, a set of legislation to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada with a date of enactment of February 5, 2022. As currently enacted, the legislation imposes restrictions on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada. The Company does not currently accrue for the recovery of these taxes. The Company is currently in discussions with Canadian tax authorities to determine whether the exemption provisions included in the legislation are applicable to relieve the Company of this potential financial burden. The timing for resolution of those discussions as well as the likelihood of a favorable outcome to the Company is currently unknown.

Similarly, various branches, departments and agencies of the federal government in the U.S. as well as certain U.S. state governments have enacted legislation and/or regulations, solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining operations, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. The Company will continue to monitor for developments in U.S. federal and state-level legislation, guidance or regulations applicable to the Company and its operations.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining operations on its properties, may require permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all, or otherwise maintained or that applicable laws and regulations will not have an adverse effect on any Mining projects or related activities that the Company might undertake.

76	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Server or Internet Failures

At any time, the servers or central processing units utilized by the Company could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and the daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time or any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

In addition, Internet disruptions or failures may adversely affect the Mining and use of cryptocurrencies, including BTC. Generally, cryptocurrencies and the Company’s business of Mining BTC are dependent upon the Internet. A significant disruption or failure of Internet connectivity, including of the Company’s backup Internet connection, could disrupt the network operations of cryptocurrencies until the disruption is resolved and have an adverse effect on the price of BTC and the Company’s ability to mine BTC.

Tax Consequences

Existing and prospective shareholders should consult their own tax advisors with respect to any tax considerations that may be relevant to an investment in the Company.

Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement and heavier fines and penalties for non-compliance. The cost of compliance due to changes in, or the imposition of new, environmental regulations has the potential to reduce the profitability of the Company’s operations, cause delays in the development of its Mining projects or, in extreme cases, lead to the Company not being able to operate fully or at all in one or more of the jurisdictions in which it currently has operations.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to produce computational power. As of the date of this MD&A, approximately 74% of the Company’s energy requirements are met by hydro-electricity. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure for such matters may be significant and could have a material adverse effect on the Company.

77	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s Management’s time and energy may be diverted from executing on the Company’s strategic goals towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices, which may not enhance the value of the Company’s common shares or positively impact shareholder return.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources and sources and supplies of energy, which may increase the cost of the Company’s operations. Other factors which may impact the Company’s profitability include, but are not limited to, demand for BTC and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and may impose significant operational restrictions and compliance requirements on the Company’s operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Emerging Legislation and Scrutiny Regarding Human Rights Issues

Emerging legislation in multiple jurisdictions is intensifying investor, stakeholder and public scrutiny on human rights issues that include, among other matters, forced labour, child labour and other slavery-like practices; displacement of local communities; discrimination by race, age, gender, sexuality and other protected attributes; and underpayment for labour or services provided. Although the Company does not tolerate slavery, forced labor, or human trafficking in any form and will not knowingly work with third-parties who engage in these practices or permit their subcontractors to engage in these practices, the Company conducts business on a global scale and interacts with a number of different parties. Accordingly, the failure to identify and respond to human rights issues can lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

In force since January 1, 2024, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act introduces a statutory requirement to report on the steps taken by in-scope entities, including the Company, to prevent and reduce the risk that forced labour or child labour is used at any step in the production of goods in Canada or goods that are imported into Canada. Although the Company does not anticipate that this legislation will have a material impact on its operations, it is impossible to predict how additional legislation or increased scrutiny from human rights groups regarding the cryptocurrency industry and related supply chains may affect the Company going forward, particularly in the complex socio-economic and socio-political jurisdictions in which the Company conducts its business.

78	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Emerging Legislation and Scrutiny Regarding Human Rights Issues (Continued)

The Company is committed to protecting human rights and has adopted a Code of Business Conduct and Ethics, along with other policies, to support such commitment, including its own Vendor and Suppliers Due Diligence process in order to mitigate third party-risks. Such policies and procedures may not minimize or prevent human rights issues. Any future failure to identify and respond to human rights issues, despite our efforts, may lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers are also generally irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company may also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms’ operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;
●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;
●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	General economic conditions and the regulatory environment relating to digital assets; and
●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of Management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See Note 7 - Expansion Projects, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina and Paraguay.

79	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Insurance risks

Where considered practical to do so, the Company maintains, and intends to continue maintaining, insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, contains, and may in the future contain, exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the cryptocurrency industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered by Management to be too expensive relative to the perceived risk.

The Company’s BTC, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of an aggregate of $50 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, may not be sufficient to make the Company whole for any BTC that are lost or stolen from the Company’s accounts. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company that are not adequately covered by insurance or for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Competition

The Company’s business is in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants, price volatility and, with respect to BTC, any future BTC Halvings, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency in certain jurisdictions has led some Mining companies to consider Paraguay as an attractive jurisdiction in which to operate, which may increase competition with the Company and its expansion efforts in Paraguay. Despite the Company’s strategic planning and expected advantages over certain of its competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving blocks and any related transaction fees are not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees.

80	Page

BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Competition (Continued)

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for BTC may adversely affect their value and result in a reduction in the market price of BTC, which could adversely impact the value of the Company’s cryptocurrency holdings and investments. If Miners choose to cease operations, there would be a reduction in collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins and future investment strategies.

Uncertainty of acceptance and/or Widespread Use of Cryptocurrencies

Currently, cryptocurrencies are not widely used in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of individuals to widely utilize currently available, and/or the failure of retail and commercial marketplaces to adopt, cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Corruption

Fraud, bribery and corruption are more common in some jurisdictions than in others. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company currently has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. While the Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage if any fraud, bribery or corruption is perpetrated by or on behalf of the Company. See “The Company conducts operations in countries known to experience high levels of corruption, and any violation of anti-corruption laws could subject us to penalties and other adverse consequences.”

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which laws, if violated, often provide for the levy of substantial penalties against offending parties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to varying degrees, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as its business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Company.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

US Foreign Corrupt Practices Act and Similar Legislation (Continued)

The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company, or any of its employees or contractors, could be charged with bribery or corruption as a result of the actual or perceived unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company or its directors, officers, employees or contractors, or a finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency Mining, including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency Mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure and the expropriation of property interests. The occurrence of any of the foregoing could result in conditions that have a material adverse impact on the Company and its operations.

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue using certain Miners or otherwise alter its operations and may encounter delays. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangements with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business, financial condition and results of operations.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

19. RISK FACTORS (Continued)

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of the Company’s shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Company’s shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Pandemic and Infectious Disease Risk

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease could have an adverse impact on the global economy, the economies of the jurisdictions where the Company operates and the Company’s business, including adverse changes to the way the Company and its counterparties operate and the ability of the Company to execute on its strategic goals and expansion plans in a timely manner or at all, and on the Company’s financial condition and results of operations.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

20. SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements requires Management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual outcomes could differ from these estimates.

The Financial Statements include estimates that, by their nature, are uncertain. Key areas of estimation uncertainty include those relating to:

●	revenue recognition (Note 4 and Note 9 to the Financial Statements);
●	liquidity risk and going concern (Note 2 and Note 4 to the Financial Statements);
●	leases (Note 4 and Note 18 to the Financial Statements);
●	property, plant and equipment and intangible assets (Note 4, Note 13 and Note 14 to the Financial Statements);
●	impairment and reversal of impairment of non-financial assets (Note 4 and Note 12 to the Financial Statements);
●	goodwill (Note 4 to the Financial Statements);
●	contingent liability (Note 4 and Note 15 to the Financial Statements); and
●	effective interest rates of long-term debt (Note 4 and Note 17 to the Financial Statements).

The impacts of such estimates are pervasive throughout the Financial Statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Refer to Note 4 to the Financial Statements for more information regarding the Company’s significant accounting estimates.

21. MATERIAL ACCOUNTING POLICY INFORMATION AND NEW ACCOUNTING POLICIES

Refer to Note 3 to the Financial Statements for more information regarding the Company’s material accounting policy information and new accounting policies.

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of mining pool operator;
●	reliance on foreign mining pool operator;
●	counterparty risk;
●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin network difficulty and share price fluctuations;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management; and
●	other factors beyond the Company’s control.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

22. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS (Continued)

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

23. CAUTIONARY NOTE REGARDING NON-IFRS AND OTHER FINANCIAL MEASURES AND RATIOS

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS and other financial measures and ratios including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross Mining profit,” “Gross Mining margin,” “Gross margin”, “Operating margin”, “Direct Cost”, “Direct Cost per BTC”, “Total Cash Cost” and “Total Cash Cost per BTC” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Refer to Section 10 - Non-IFRS and Other Financial Measures and Ratios of the MD&A for more details.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

24. ADDITIONAL INFORMATION

Additional information and other publicly filed documents relating to the Company, including the Company’s Annual Information Form, are available through the internet on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS

Terms	Definition
ASIC	ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm.
Bitcoin (BTC)	BTC is a decentralized digital currency that is not controlled by any centralized authority (e.g., a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. BTC is created when the Bitcoin network issues Block Rewards through the Mining process.
Block Reward	A Bitcoin block reward refers to the new BTC that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 BTC per block.
Blockchain	A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.
Exahash	One quintillion (1,000,000,000,000,000,000) hashes per second or one million Terahash.
Hash	A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.
Hashrate	Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.
Megawatt	A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.
Miners	ASICs used by the Company to perform Mining.
Mining	Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the BTC Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created BTC as Block Rewards.
Mining Pool	A Mining pool is a group of cryptocurrency Miners who pool their computational resources, or hashrate, in order to increase the probability of finding a block on the BTC Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

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BITFARMS LTD.
Management’s Discussion & Analysis
(In U.S. dollars, except where otherwise indicated)

25. GLOSSARY OF TERMS (Continued)

Terms	Definition
Network Difficulty	Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin Mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.
Network Hashrate	Network hashrate refers to the total global hashrate (and related computing power) used in Mining for a given cryptocurrency.
Petahash	One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.
SHA-256	SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.
Synthetic HODL	Synthetic HODL is the use of financial instruments to create BTC-equivalent exposure.
Terahash	One trillion (1,000,000,000,000) hashes per second.

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